Exhibit 99.1

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base date: 12.31.2015

(in compliance with Attachment 24 of CVM Instruction No. 480 of December 7, 2009, or “CVM Instruction 480” and following its updates)

Identification	Itaú Unibanco Holding S.A. a corporation enrolled with the Legal Entity Taxpayer’s Registry under CNPJ/MF No. 60.872.504/0001-23, with its incorporation documents duly filed with the Board of Trade of the State of São Paulo under NIRE No. 35.3.0001023-0, registered as a listed company before the Brazilian Securities Commission (“CVM”) under No. 19348 (“Bank” or “Issuer”).

Head office	The Issuer’s head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Investor Relations Office	The Bank’s Investor Relations area is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição – 9th floor, in the City of São Paulo, State of São Paulo. The Investor Relations Officer is Mr. Marcelo Kopel. The phone number of the Investor Relations Department is (0xx11) 2794 3547 , fax is (0xx11) 5019 8717 and e-mail is investor.relations@itau-unibanco.com.br.

Independent Auditors of the Company	PricewaterhouseCoopers Auditores Independentes for the years ended 12/31/2015, 12/31/2014 and 12/31/2013.

Underwriter	Itaú Corretora de Valores S.A.

Shareholders Service	The Issuer’s Shareholders’ Service is provided at the branches of Itaú Unibanco S.A., of which the head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Newspapers in which the Company divulges its information	Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and Valor Econômico.

Website	https://www.itau.com.br/investor-relations Information included in the Company’s website is not an integral part of this Reference Form.

Date of last review of this Reference Form	12/20/2016 (originally presented on 05/31/2016)

Historical resubmission

Version	Reasons for resubmission	Date of update

V2	Update in items 12.1, 12.5/12.6, 12.7/12.8, 12.13, 15.8, 17.5 and 19.2	06/14/2016

V3	Update in item 12.13	06/16/2016

V4	Update in items 11.1, 11.2 and 17.5	08/02/2016

V5	Update in item 12.2	08/12/2016

V6	Update in items 12.5, 12.6, 12.7, 12.8 and 12.13	08/23/2016

V7	Update in item 5.1	09/02/2016

V8	Update in items 12.2, 17.1, 17.2, 17.3 and 17.5	09/22/2016

V9	Update in items 15.8, 17.1 and 17.5	09/29/2016

V10	Update in items 10.3, 15.1/15.2, 15.3, 15.4, 15.7, 15.8, 19.2 and 19.3	10/10/2016

V11	Update in items 10.3 and 15.7	10/19/2016

V12	Update in items 15.1, 15.2, 15.3, 15.4, 15.8 and 19.2	11/01/2016

V13	Update in items 12.7, 12.8, 12.13, 20.1 and 20.2	12/05/2016

V14	Update in items 12.1d, 12.5/12.6, 12.7/12.8 and 12.13	12/20/2016

ITEM 12 - STOCKHOLDERS’ MEETINGS AND MANAGEMENT

12.1. Describe the issuer’s administrative structure, as established in its Bylaws and internal rules, identifying:

a) the functions of each body and committee, informing if they have their own internal regulation

a.1 Board of Directors

The Board of Directors, which is a decision-making body, is mandatory in a publicly-held company. It is incumbent upon the Board of Directors to:

•	establish the business general guidelines;

•	elect for and remove from office the Issuer’s officers and establish their duties;

•	appoint officers to the Executive Boards of the subsidiaries it specifies;

•	supervise the performance of the officers and examine, at any time, books and records, request information on contracts already entered into or to be entered into, and take any other actions;

•	call Annual General Stockholders’ Meetings at least fifteen (15) days in advance and the number of days will be counted from the publication of the first call;

•	opine on the management report, the accounts of the Executive Board and the financial statements for each fiscal year to be submitted to the Annual General Stockholders’ Meeting;

•	resolve upon estimates of results and budgets for investments and respective action plans;

•	appoint and remove independent auditors, without prejudice to the provisions in Article 7 of the Issuer’s Bylaws7;

•	resolve upon the distribution of interim dividends, including to the retained earnings or existing revenue reserve accounts contained in the most recent annual or semiannual balance sheet;

•	resolve upon the payment of interest on capital;

•	resolve upon the purchase of its own shares on a non-permanent basis;

•	resolve upon the purchase and entry of put and call options supported by the shares issued by the company for the purposes of cancellation, holding in treasury or sale, subject to CVM Instruction No. 567 of September 17, 2015, as amended;

•	resolve upon the establishment of committees to address specific matters within the scope of the Board of Directors;

•	elect and remove the members of the Audit Committee and Compensation Committee;

•	approve the operational rules that the Audit and Compensation committees may establish for their own operations and acknowledge the committees’ activities through their reports;

•	approve direct or indirect investments and divestments in ownership interests at amounts higher than 15% of the book value of Itaú Unibanco Holding recorded in the most recent audited balance sheet; and

•	resolve upon capital increases and issue of credit instruments and other instruments convertible into shares, within the limit of our authorized capital.

The Board of Directors is composed of a minimum of ten and a maximum of fourteen members. In the first meeting after the Annual General Stockholders’ Meeting that elects the Board, the latter will choose, among its peers, its Chairman and one to three Vice Chairmen. No individual who is 70 (seventy) years of age on the date of his/her election may be elected to the position of Director

The structure, composition and powers of the Board of Directors are included in the bylaws and its operating rules are established in its own internal regulation, disclosed on the investor relations website.

a.2 Executive Board

The operational and executive duties are the responsibility of the Executive Board, which will follow the guidelines established by the Board of Directors.

The Executive Board is the body responsible for the management and representation of the Issuer, and it may have from five to thirty members, including the positions of Chief Executive Officer, Executive Vice-Presidents, Executive Officers and Officers, in compliance with the guidelines established by the Board of Directors for filling these positions.

The term of office for Officers is one year, their reelection being permitted, and they will remain in the positions until their substitutes take office, and (i) those who are already 62 years of age on the date of the election may not be elected for the position of Chief Executive Officer, and (ii) those who are already 60 years of age on the date of the election may not be elected for other Executive Board positions.

Two Officers, one of whom will necessarily be the Chief Executive Officer, Director General, Executive Vice President or Executive Officer, will have powers to: (i) represent us, assuming obligations or exercising rights in any act, agreement or document that implies responsibility for Itaú Unibanco Holding, including offering guarantees for third parties' obligations, and (ii) compromise and waive rights, being also allowed to encumber and dispose of fixed asset items; (iii) resolve upon the establishment, closing and move of facilities; and (iv) appoint attorneys.

Exceptionally, Itaú Unibanco Holding could be represented by a single attorney-in-fact: (i) before any government body, direct or indirect, in acts that do not imply the assumption or waiver of rights and obligations; (ii) with power of attorney with ad judicia clause; (iii) at stockholders’ meetings, stockholders’ or quotaholders’ meetings of companies or investment funds in which we have interests. The Board of Directors may also provide for or establish exceptions in addition to those previously provided for.

a.3 Committees related to the Board of Directors

Each one of the Committees related to the Board of Directors has its own internal regulation contemplating its structure, composition, powers and operating rules. All regulations are disclosed on the investor relations website.

a.3.1 Strategy Committee

The Strategy Committee is responsible for promoting discussions on strategic matters critical to us. It is incumbent upon the Strategy Committee, among other duties, to support the decisions of the Board of Directors, proposing budget guidelines and issuing opinions and recommendations on strategic guidelines and investment opportunities.

a.3.2 Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee is responsible for promoting and overseeing the discussions on our governance. Its duties include, but are not limited to: analyzing and issuing opinions on situations of possible conflict of interest between the members of the Board of Directors and the companies of the Conglomerate; providing methodological and procedural support to the evaluation of the Board of Directors, members, Committees and Chief Executive Officer, and discussions on the succession of the members of the Board of Directors and of the Chief Executive Officer, as well as making recommendations on this matter.

a.3.3 Personnel Committee

The Personnel Committee is responsible for determining the main guidelines regarding people. Its duties include, but are not limited to, determining the guidelines for the attraction and retention of talented professionals, recruitment and training, and for our long-term incentive programs.

a.3.4 Compensation Committee

It is incumbent upon the Compensation Committee to promote discussions on matters related to our management compensation. Its duties include, but are not limited to: developing a policy for the compensation of our management, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to special benefits and programs for recruitment and termination; discussing, examining and overseeing the implementation and operation of existing compensation models, discussing general principles of the policy for the compensation of our employees and recommending improvements to the Board of Directors.

a.3.5 Capital and Risk Management Committee

The Capital and Risk Management Committee is responsible for supporting the Board of Directors to perform its duties related to our capital and risk management, submitting reports and recommendations about these matters to the approval of the board: Its duties include, but are not limited to: determining our risk appetite, the minimum return expected on our capital and overseeing risk management and control activities, ensuring their adequacy to the risk levels assumed and to the complexity of the operations, in addition to meeting regulatory requirements. The Capital and Risk Management Committee is also responsible for promoting and improving our risk culture.

a.3.6 Audit Committee

The Audit Committee is the statutory body responsible for overseeing the quality and integrity of our financial statements, the compliance with legal and regulatory requirements, the activities, independence and quality of the service provided by our independent auditors and internal auditors, and the effectiveness of internal control and risk management systems. The Audit Committee was established in April 2004 by the Annual General Stockholders’ Meeting, for the institutions authorized to operate by the Central Bank of Brazil and the companies under the supervision of the Superintendence of Private Insurance (SUSEP) that are part of the Itaú Unibanco Conglomerate.

The members of the Audit Committee are annually elected by the Board of Directors from among its members or professionals with renowned competence and outstanding knowledge, taking into consideration that at least one of the members of this Committee will be a designated Financial Expert and must have proven knowledge in the accounting and auditing areas. All the members of the Audit Committee are independent, in accordance with CMN regulation, and the Board of Directors will terminate the term of office of any member of the Audit Committee if their independence is affected by any conflict of interest or potential conflict of interest. The evaluations of the Audit Committee are based on information received from management, external auditors, internal auditors, departments responsible for risk management and internal controls, and on analyses made by the members of the Committee as a result of direct observation.

a.3.7 Related Parties Committee

The Related Parties Committee is responsible for analyzing the transactions with related parties, in the situations specified in our Related Party Transactions Policy, aiming at ensuring that these transactions are carried out transparently and on arm’s length terms. The Related Parties Committee is fully composed of independent members.

a.4. Fiscal Council

The Fiscal Council is an independent body, annually elected by the Annual General Stockholders’ Meeting, and its duties are to oversee the activities of our management, examine our financial statements as of the fiscal year and issue an opinion on these financial statements, among other duties provided for by Brazilian legislation. It comprises from three to five members and at least the same number of alternates. The Fiscal Council must work independently from management, our external auditors and the Audit Committee.

Although its permanent existence is not legally compulsory, we have a Fiscal Council established and operating on a continuous basis since 2000.

The Fiscal Council has its own internal regulation, including tis structure, composition, duties and operation rules, which are disclosed on the investor relations website.

a.5. Internal Audit

The Internal Audit area’s purpose is to evaluate the activities carried out by the Conglomerate, thus enabling the Management to assess the adequacy of controls, effectiveness of risk management, reliability of financial statements and compliance with rules and regulations. To reach its purposes, the Internal Audit’s responsibilities are to carry out audit technical activities and supplementary activities. This area is in place since the incorporation of the bank, then known as the Inspection area, which was later segregated into Internal Audit and Inspection areas.

The Internal Audit area adopts a proprietary methodology, approved by the Audit Committee, to carry out its activities. This methodology is internally disclosed to auditors and its adoption is mandatory to all Internal Audit units of the Conglomerate. Furthermore, it is in line with the international standards for the internal auditor’s profession disclosed by The Institute of Internal Auditors (The IIA).

b) the date of the establishment of the fiscal council, if not permanent, and of the creation of committees

•	Fiscal Council: 04/27/2016 the Fiscal Council has been established annually, without interruption, since 04/24/2000);

•	Audit Committee: 04/28/2004;

•	Strategy Committee: 06/24/2009;

•	Capital and Risk Management Committee 06/24/2009;

•	Nomination and Corporate Governance Committee: 06/24/2009;

•	Personnel Committee: 06/24/2009;

•	Compensation Committee: 02/17/2011; and

•	Related Parties Committee 03/28/2013.

c) mechanisms for assessing the performance of each body or committee and its members, identifying the method used

Annual evaluation of the Board of Directors and Committees

The performance of the Board of Directors, its members and its Chairman, as well as of the Committees related thereto, is assessed on an annual basis for the purpose of ensuring that the performance of our management members, in compliance with the best practices of corporate governance.

The reelection of the members of the Board of Directors and Committees considers their good performance in the period and attendance to meetings during the previous term of office, as well as their experience and level of independence.

Evaluation process

The evaluation process consists in the following phases: self-evaluation of the members of the Board of Directors, cross evaluation of the members of the Board of Directors (the members evaluate each other), evaluation of the Board of Directors itself by its members, evaluation of the Chairman of the Board by its members and evaluation of the Committees by its members.

The evaluation process is structured considering the specific characteristics/responsibilities of the Board of Directors, its members, its Chairman and each one of the Committees, in order to reach a high level of specialization during the evaluation.

The evaluation process is conducted by an independent person, responsible for distributing specific questionnaires for the Board of Directors and each one of the Committees, as well as for interviewing each member of the Board of Directors individually. The person is also responsible for analyzing the answers and compared them to the result of the previous years, to identify and address possible gaps related to the Board of Directors and the Committees that may be revealed in the process.

Methodological support and independent evaluation

The Nomination and Corporate Governance Committee offers methodological and procedural support to the evaluation process, as mentioned in item 3.2. This Committee also discusses the results of the evaluation, as well as the composition and succession plan of the Board of Directors.

In addition to the support provided by the Nomination and Corporate Governance Committee, an independent person is responsible for conducting the assessment process, as mentioned in the “Evaluation process item”.

Evaluation of the Executive Board

Our officers undergo a thorough and comprehensive evaluation, in which the following performance indicators are considered: financial, processes, client satisfaction, people management, and cross goals with other areas.

d) with respect to the members of the executive board, their individual duties and powers

The Chief Executive Officer is responsible for calling and chairing the meetings of the Executive Board, overseeing its activities, structuring the services of the Issuer and setting internal and operational rules.

General Managers, Executive Vice Presidents, Executive Officers and Officers are responsible for activities assigned to them by the Board of Directors.

The composition of our Executive Board, as well as the individual duties of each officer, is as follows.

Chief Executive Officer

Roberto Egydio Setubal is our Chief Executive Officer and he is responsible for overseeing the activities of the Executive Board.

General Managers

Candido Botelho Bracher is responsible for supporting the CEO in his activities and this job will be performed on a temporary basis until he takes office as CEO, position for which he will be elected after the next Extraordinary General Stockholders’ Meeting.

Eduardo Mazzilli de Vassimon is responsible for structuring the services and establishing internal and operational rules related to the departments of wholesale and relationship with medium-sized and large companies, including banking services, investment banking, asset and wealth management services, and institutional treasury. Before the Central Bank of Brazil, he is responsible for the rural credit area (CMN Resolution No. 3,556/08), matters related to the Brazilian Payment System (Sistema de Pagamentos Brasileiro – “SPB”) (BACEN Circular No. 3,281/05), investment portfolio (CMN Resolution No. 2,212/95), repurchase agreements (CMN Resolution No. 3,339/06), loan and securities exchange operations (CMN Resolution No. 3,197/04), swap operations (CMN Resolution No. 3,505/07), and registration of credit assignment operations (CMN Resolution No. 3,998/11). Additionally, he is responsible for operations with securities in regulated markets (Instruction No. 505/11 of the Brazilian Securities Commission - CVM).

Márcio de Andrade Schettini is responsible for structuring services and establishing internal and operational rules related to the Commercial Bank, to relationship and offer of products and services to the client base, including individuals and companies, comprised in all retail segmentation levels, and to the insurance, pension plan, and capitalization departments. Before the Central Bank of Brazil, he is responsible for the client registration file of the National Financial System - SFN (BACEN Circular No. 3,347/07), for the commercial portfolio, lease portfolio, mortgage portfolio, and loan, financing and investment portfolios (CMN Resolution No. 2,212/95), deposit accounts (CMN Resolutions No. 2,025/93 and 2,078/04), operations related to the foreign exchange market (CMN Resolution No. 3,568/08), and registration of guarantees on vehicles and real estate properties (CMN Resolution No. 4,088/12).

Marco Ambrogio Crespi Bonomi is responsible for supporting the process of transfer of his activities to Márcio de Andrade Schettini and this job will be performed on a temporary basis until he takes office as member of the Board of Directors, position for which he will be appointed at the next Extraordinary General Stockholders’ Meeting.

Vice-Presidents

André Sapoznik is responsible for coordinating and organizing the technical and operational infrastructure that is necessary for the Company’s business.

Caio Ibrahim David is responsible for the control and risk management department, the finance segment and controller’s department.

Claudia Politanski is responsible for the legal, ombudsman’s, personnel, corporate communication, and institutional and government relations departments.

Executive Officers

Alexsandro Broedel Lopes works in the finance department. Before the Central Bank of Brazil, he is responsible for supplying information related to loan transactions to the Credit Information System (BACEN Circular No. 3,567/11), updating data in the UNICAD (BACEN Circular No. 3,165/02) and for the accounting department (CMN Resolution No. 3,198/04).

Fernando Barçante Tostes Malta is responsible for operational risk control (CMN Resolution No. 3,380/06), procedures and internal controls related to the trading of securities (CVM Instruction No 505/11), supply of information set forth in legal and regulatory rules (BACEN Circular No. 3.504/10), the Policy of Environmental and Social Responsibility (CMN Resolution No 4.327/14) and for the adequacy of products, services and operations to the client’s profile (CVM Resolution No. 539/13).

Leila Cristiane Barboza Braga de Melo is responsible for the Legal Department, which comprises Litigation, Retail Legal Matters, Wholesale Legal Matters, and Institutional and International Legal Matters, as well as the Ombudsman’s Office; she is also the responsible officer before the Central Bank for the RDR System - System of Registration of Complaints and Requests (BACEN Circular No. 3.729/14).

Paulo Sérgio Miron is responsible for the internal audit division.

Officers

Adriano Cabral Volpini is responsible for preventing and combating money laundering (Law No. 9,613/98 and regulations).

Álvaro Felipe Rizzi Rodrigues, Gilberto Frussa, José Virgilio Vita Neto and Sergio Mychkis Goldstein are responsible for activities in the legal department.

Atilio Luiz Magila Albiero Júnior is the representative of the finance department.

Eduardo Hiroyuki Miyaki and Emerson Macedo Bortoloto are responsible for the internal audit activities.

Marcelo Kopel is our Investor Relations Officer (CVM Resolution No. 480/2009) and he is mainly responsible for the communications with the market and the increase of the transparency of the financial and strategic information.

Matias Granata is responsible for liquidity risk management (CMN Resolution No. 4,090/12) and market risk (CMN Resolution No. 3,464/07).

Rodrigo Luís Rosa Couto is responsible, before the Central Bank of Brazil, for determining the RWA, Referential Equity and Core Capital amounts (CMN Resolution No. 4,193/13), managing capital risk (CMN Resolution No. 3,988/11), and calculating regulatory limits and minimum standards (BACEN Circular No. 3,398/08).

Wagner Bettini Sanches is responsible for the management of credit risk (CMN Resolution No. 3,721/09).

12.5/6 - Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Name Individual Taxpayer’s Registry (CPF)	Date of birth Profession	Management body Elective office held	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function

Claudia Politanski	08/31/1970	A Board of Officers’ member only	04/28/2016	Annual	8
132.874.158-32	Lawyer	19 - Other officers	06/09/2016	No	0.00%
Not applicable.		Vice-President
Alexsandro Broedel Lopes	10/05/1974	A Board of Officers’ member only	04/28/2016	Annual	3
031.212.717-09	Accountant	19 - Other officers	06/09/2016	No	0.00%
Member of the Disclosure and Trading Committee		Executive Officer
Rodrigo Luís Rosa Couto	08/08/1975	A Board of Officers’ member only	04/28/2016	Annual	5
882.947.650-15	Administrator	19 - Other officers	06/09/2016	No	0.00%
Not applicable.		Officer
Matias Granata	06/17/1974	A Board of Officers’ member only	04/28/2016	Annual	2
228.724.568-56	Economist	19 - Other officers	06/09/2016	No	0.00%
Not applicable.		Officer
Adriano Cabral Volpini	12/06/1972	A Board of Officers’ member only	04/28/2016	Annual	2

Name Individual Taxpayer’s Registry (CPF)	Date of birth Profession	Management body Elective office held	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function

162.572.558-21	Administrator	19 - Other officers	06/09/2016	No	0.00%
Not applicable.		Officer

Álvaro Felipe Rizzi Rodrigues	03/28/1977	A Board of Officers’ member only	04/28/2016	Annual	2
166.644.028-07	Lawyer	19 - Other officers	06/09/2016	No	0.00%
Member of the Disclosure and Trading Committee		Officer
José Virgilio Vita Neto	09/13/1978	A Board of Officers’ member only	04/28/2016	Annual	2
223.403.628-30	Lawyer	19 - Other officers		No	0.00%
Not applicable.		Officer	06/09/2016
Paulo Sergio Miron	07/26/1966	A Board of Officers’ member only	04/28/2016	Annual	1
076.444.278-30	Accountant and	19 - Other officers	06/09/2016	No	0.00%
Not applicable.	Economist	Executive Officer
Leila Cristiane Barboza Braga de Melo	10/04/1971	A Board of Officers’ member only	04/28/2016	Annual	2
153.451.838-05	Lawyer	19 - Other officers	06/09/2016	No	0.00%
Member of the Disclosure and Trading Committee		Executive Officer

Name Individual Taxpayer’s Registry (CPF)	Date of birth Profession	Management body Elective office held	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
Márcio de Andrade Schettini	05/22/1964	A Board of Officers’ member only	04/28/2016	Annual	1
662.031.207-15	Engineer	19 - Other officers	06/09/2016	No	0.00%
Not applicable.		Director-General
Marco Ambrogio Crespi Bonomi	05/06/1956	A Board of Officers’ member only	04/28/2016	Annual	1
700.536.698-00	Economist	19 - Other officers	06/09/2016	No	0.00%
Not applicable.		Director-General
Emerson Macedo Bortoloto	07/25/1977	A Board of Officers’ member only	04/28/2016	Annual	5
186.130.758-60	Information	19 - Other officers	06/09/2016	No	0.00%
Not applicable.	Technologist	Officer
Wagner Bettini Sanches	04/12/1971	A Board of Officers’ member only	04/28/2016	Annual	2
114.032.758-58	Engineer	19 - Other officers	06/09/2016	No	0.00%
Not applicable.		Officer
Eduardo Hiroyuki Miyaki	06/11/1972	A Board of Officers’ member only	04/28/2016	Annual	5
159.822.728-92	Engineer	19 - Other officers	06/09/2016	No	0.00%
Not applicable.		Officer
Marcelo Kopel	11/05/1964	A Board of Officers’ member only	04/28/2016	Annual	2
059.369.658-13	Business	19 - Other officers		No	0.00%
Chairman of the Disclosure and Trading Committee	administrator	Officer	06/09/2016
Investor Relations Officer
Fernando Barçante Tostes Malta	04/14/1968	A Board of Officers’ member only	04/28/2016	Annual	0

992.648.037-34	Systems Analyst	19 - Other officers	06/09/2016	No	0.00%
Not applicable.		Executive Officer
André Sapoznik	02/24/1972	A Board of Officers’ member only	12/09/2016	Annual	0
165.085.128-62	Engineer	19 - Other officers		No	0.00%
Not applicable.		Director Vice-President
Caio Ibrahim David	01/20/1968	A Board of Officers’ member only	12/09/2016	Annual	0
101.398.578-85	Engineer	19 - Other officers		No	0.00%
Member of the Disclosure and Trading Committee		Director Vice-President
Atilio Luiz Magila Albiero Junior	12/24/1977	A Board of Officers’ member only	04/28/2016	Annual	0
213.021.358-80	Engineer	19 - Other officers	06/09/2016	No	0.00%
Not applicable.		Officer
Gilberto Frussa	10/20/1966	A Board of Officers’ member only	04/28/2016	Annual	0
127.235.568-32	Lawyer	19 - Other officers	06/09/2016	No	0.00%
Not applicable.		Officer
Sergio Mychkis Goldstein	11/12/1977	A Board of Officers’ member only	04/28/2016	Annual	0
282.310.718-57	Lawyer	19 - Other officers	06/09/2016	No	0.00%
Not applicable.		Officer
Eduardo Mazzilli de Vassimon	10/07/1958	A Board of Officers’ member only	04/28/2016	Annual	4
033.540.748-09	Administrator	19 - Other officers	12/09/2016	No	0.00%
Member of the Disclosure and Trading Committee		General Director
Fábio Colletti Barbosa	10/03/1954	A Board of Directors’ member only	04/27/2016	Annual	1
771.733.258-20	Administrator	29 - Other Board members		Yes	81.82%
Member of the Personnel Committee		Member of the Board of Directors (independent director)	06/09/2016
Member of the Appointments and Corporate
Governance Committee
Member of the Strategy Committee
Demosthenes Madureira de Pinho Neto	01/28/1960	A Board of Directors’ member only	04/27/2016	Annual	4
847.078.877-91	Entrepreneur	29 - Other Board members		Yes	100.00%

Name Individual Taxpayer’s Registry (CPF)	Date of birth Profession	Management body Elective office held	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
Member of the Capital and Risk Management Committee		Member of the Board of Directors (non-executive director)	06/09/2016
Member of the Appointments and Corporate Governance Committee
Nildemar Secches	11/24/1948	A Board of Directors’ member only	04/27/2016	Annual	4
589.461.528-34	Engineer	29 - Other Board members	06/09/2016	Yes	100.00%
Chairman of the Strategy Committee		Member of the Board of Directors (independent director)
Member of the Personnel Committee
Chairman of the Related Parties Committee
Alfredo Egydio Arruda Villela Filho	11/18/1969	A Board of Directors’ member only	04/27/2016	Annual	8
066.530.838-88	Engineer	29 - Other Board members	06/09/2016	Yes	100.00%
Member of the Appointments and Corporate		Vice-chairman of the Board of Directors (non-executive director)
Governance Committee
Member of the Compensation Committee
Gustavo Jorge Laboissière Loyola	12/19/1952	A Board of Directors’ member only	04/27/2016	Annual	8
101.942.071-53	Economist	29 - Other Board members	06/09/2016	Yes	100.00%
Member of the Capital and Risk Management Committee		Member of the Board of Directors (independent director)
Member of Compensation Committee

Name Individual Taxpayer’s Registry (CPF)	Date of birth Profession	Management body Elective office held	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
Member of the Related Parties Committee

José Galló	09/11/1951	A Board of Directors’ member only	04/27/2016	Annual	0
032.767.670-15	Administrator	29 - Other Board members	06/09/2016	Yes	0.00%
Member of Personnel Committee		Member of the Board of Directors (independent director)

Pedro Luiz Bodin de Moraes	07/13/1956	A Board of Directors’ member only	04/27/2016	Annual	8
548.346.867-87	Economist	29 - Other Board members	06/09/2016	Yes	90.91%
Member of the Compensation Committee		Member of the Board of Directors (independent director)
Chairman of the Capital and Risk Management Committee
Member of the Related Parties Committee

Pedro Moreira Salles	10/20/1959	A Board of Directors’ member only	04/27/2016	Annual	8
551.222.567-72	Banker	29 - Other Board members	06/09/2016	Yes	100.00%
Member of the Strategy Committee		Chairman of the Board of Directors (non-executive director)
Chairman of the Appointments and Corporate Governance Committee
Chairman of the Personnel Committee
Chairman of the Compensation Committee
Ricardo Villela Marino	01/28/1974	A Board of Directors’ member only	04/27/2016	Annual	8
252.398.288-90	Engineer	29 - Other Board members	06/09/2016	Yes	63.64%
Member of the Strategy Committee		Member of the Board of Directors (executive director)

Alfredo Egydio Setubal	09/01/1958	A Board of Directors’ member only	04/27/2016	Annual	8
014.414.218-07	Administrator	29 - Other Board members		Yes	63.64%
Member of the Personnel Committee		Member of the Board of Directors (non-executive director)	06/09/2016
Member of the Capital and Risk Management Committee
Member of the Appointments and Corporate Governance Committee
Member of the Disclosure and Trading Committee

	12/05/1958	A member of the Board of Officers and the Board of Directors	04/27/2016	Annual	8
Candido Botelho Bracher	Administrator	39 - Other Board members / Officers	06/09/2016	Yes	100.00%
039.690.188-38		Member of the Board of Directors (executive director) and Director-General
Member of the Capital and Risk Management
Committee
Member of the Strategy Committee
Director-General
Roberto Egydio Setubal	10/13/1954	A member of the Board of Officers and the Board of Directors	04/27/2016	Annual	8
007.738.228-52	Engineer	39 - Other Board members / Officers	06/09/2016	Yes	81.82%
Member of the Capital and Risk Management		Vice-chairman of the Board of Directors (executive director)
Committee		and CEO
Member of the Personnel Committee
Member of the Strategy Committee
Chief Executive Officer

Alkimar Ribeiro Moura	08/09/1941	Fiscal Council	04/27/2016	Annual	0
031.077.288-53	Economist	40 Chairman of Fiscal Council (Effective) Nominated	06/09/2016	Yes	0.00%
Not applicable.		by the Controlling Stockholder
Eduardo Azevedo do Valle	05/24/1957	Fiscal Council	04/27/2016	Annual	0
598.809.967-04	Engineer	47 - Fiscal Council (Alternate) Nominated by the	06/09/2016	No	0.00%
Not applicable.		Preferred Stockholders
Carlos Roberto de Albuquerque Sá	01/31/1950	Fiscal Council	04/27/2016	Annual	1
212.107.217-91	Economist	44 - Fiscal Council (Effective) Nominated by the	06/09/2016	No	0.00%
Not applicable.		Preferred Stockholders
João Costa	08/10/1950	Fiscal Council	04/27/2016	Annual	7
476.511.728-68	Economist	46 - Fiscal Council (Alternate) Nominated by the Controlling Stockholder	06/09/2016	Yes	0.00%
Not applicable.
José Caruso Cruz Henriques	12/31/1947	Fiscal Council	04/27/2016	Annual	5

Name INDIVIDUAL TAXPAYER’S REGISTRY (CPF	Date of birth Profession	Management body Elective office held	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
372.202.688-15	Lawyer	43 - Fiscal Council (Effective) Nominated by the	06/09/2016	Yes	33.33%
Not applicable.		Controlling Stockholder

Professional experience / Statement of any conviction / Independence criteria

Claudia Politanski - 132.874.158-32

Itaú Unibanco Holding S.A.: Vice-President since April 2015, and Executive Officer from November 2008 to March 2015; She is currently responsible for the Legal, Institutional and Personnel areas, and serves as the General Legal Counsel.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-President since July 2013; Executive Officer from February 2010 to July 2013. Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from August 2007 to July 2014; Officer from February 2006 to August 2007; Deputy Officer from July 2003 to February 2006. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1992 and LL.M. from the University of Virginia.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alexsandro Broedel Lopes - 031.212.717-09

Itaú Unibanco Holding S.A.: Executive Officer since April 2015, and Officer from August 2012 to March 2015; member of the Disclosure and Trading Committee since October 2013, in addition to a management position in other subsidiaries of the Itaú Unibanco Conglomerate. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activities of the company: Multiple-service bank, with commercial portfolio.

Investimentos Bemge S.A.: Officer since June 2012.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itauseg Participações S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since August 2012. Main activity of the company: Lease operations.

Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and PhD programsMain activity: Educational institution.

Brazilian Securities Commission (CVM): Commissioner from 2010 to 2012.

Main activity of the company: General public administration.

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm.

BM&F Bovespa S.A.: member of the Audit Committee in 2012. Main activity of the company: Regulatory body.

CETIP S.A. - Mercados Organizados (CETIP S.A. – The Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors since May 2013. Main activity of the company: Organized over-the-counter markets managing company.

Accounting Standards Advisory Forum (ASAF) of the International Accounting Standards Board (IASB): member since 2010.

IRB Brasil Resseguros: member of the Board of Directors since 2015.

International Integrated Reporting Committee – IIRC: member

FEA-USP: full professor.

EAESP-FGV: professor from 2001 to 2002.

Manchester Business School: professor in 2005.

London School of Economics: visiting professor.

Mr. Broedel has published a number of technical books and articles in Brazil and abroad.

Academic background: PhD in Accounting and Finance – Manchester Business School (2008); PhD in Controllership and Accounting from Universidade de São Paulo (USP) (2001); Bachelor’s degree in Accounting (1997) from Universidade de São Paulo (USP); and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Rodrigo Luís Rosa Couto - 882.947.650-15

Itaú Unibanco Holding S.A.: Officer since January 2012; Superintendent of Corporate Risk from February 2008 to December 2011.

Main activity of the company: Holding company.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since January 2014. Main activity of the company: Lease operations.

Itaú Unibanco S.A.: Officer since December 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

McKinsey & Company: Associate from September 2005 to February 2008.

Central Bank of Brazil: Inspector from 1998 to 2003.

Financial Stability Institute of the BIS: did an internship when he took part in the development, and was a member of the teaching staff of a development course for banking supervisors of worldwide regulatory authorities from April to June 2003.

Academic background: Bachelor’s degree in Administration majoring in Finance from Universidade Federal do Rio Grande do Sul (1993-1997), and Master’s degree in Business Administration, Finance Major from The Wharton School, University of Pennsylvania (2003-2005).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Matias Granata - 228.724.568-56

Itaú Unibanco Holding S.A.: Officer since July 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2014; Senior Manager for Market Risk from October 2010 to April 2014; Senior Manager for Operational Risk from March 2009 to October 2010; Senior Treasury Trader – Proprietary Desk São Paulo from August 2007 to March 2009; Senior Treasury Trader – Proprietary Desk London from August 2004 to August 2007; Treasury Trader – Proprietary Desk, São Paulo from April 2003 to August 2004; Senior Economic Research Economist from May 2002 to April 2003. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Master of Arts – International Economic Policy. University of Warwick, UK. British Chevening Scholarship (2000-2001); Master’s degree in Economics from Universidad Torcuato Di Tella (UTDT), Argentina. (1998-2000), and Graduation Course in Economics at the Universidad de Buenos Aires (UBA), Argentina (1992-1997).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Adriano Cabral Volpini - 162.572.558-21

Itaú Unibanco Holding S.A.: Officer since February 2015. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Corporate Security Officer since April 2012; Superintendent of Prevention of Unlawful Acts from August 2005 to March 2012; Manager of Prevention of Unlawful Acts from January 2004 to July 2005; Inspection Manager from June 2003 to December 2003; Inspector from January 1998 to March 2003; Auditor from May 1996 to December 1997; Branch Operation Department from March 1991 to April 1996. He also holds a management position in many companies of the Itaú Unibanco Conglomerate. Main activity of the company: Multiple-service bank, with commercial portfolio.

Dibens Leasing S.A. – Arrendamento Mercantil: Executive Officer from June 2012 to January 2014; and Officer since January 2014.

Main activity of the company: Lease operations.

Academic background: Bachelor’s degree in Communication from Fundação Armando Álvares Penteado – FAAP in 1995; postgraduate degree in Accounting and Financial Administration from Fundação Armando Álvares Penteado – FAAP from 1998 to 2000; MBA in Finance from the Brazilian Institute of Capital Markets (IBMEC) from 2000 to 2002.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07

Itaú Unibanco Holding S.A.: Officer since April 2015; member of the Disclosure and Trading Committee since October 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, acting in the Coordination and Supervision of M&A (Mergers and Acquisitions) Legal Matters, Domestic Corporate Legal Matters and Corporate Governance, Corporate Paralegal Matters, Legal Matters – Contracts, Equity, Marketing, and Third Sector, and International Legal Matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units and for the follow up and assessment of the main legal matters regarding these units). Main activities of the company: Multiple-service bank, with commercial portfolio.

Tozzini Freire Advogados: He acted in the areas of Corporate Law and Contracts Law from August 1998 to February 2005.

Main activity of the company: Legal services.

Academic background: Bachelor’s degree in Law from Law School of the Universidade de São Paulo (USP) in 1999. Specialization in Business Law from Pontifícia Universidade Católica of São Paulo (PUC-SP) in 2001 and Master’s degree (“Master at Laws” – LL.M.) from Columbia University School of Law New York – NY in 2004.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Virgilio Vita Neto - 223.403.628-30

Itaú Unibanco Holding S.A.: Officer since April 2015.

Main activity of the company: Holding company

Itaú Unibanco S.A.: Officer since October 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio

União de Bancos Brasileiros S.A. He joined the bank in January 2001, working as a lawyer until June 2003, being responsible for the wholesale bank’s legal consulting area, particularly structured operations and real estate loans. From June 2003 to June 2008, he acted as Legal Manager, being responsible for the wholesale bank’s legal area, particularly structured operations, real estate loans, foreign exchange, derivatives and Project financing, retail legal consulting and administrative and investigative proceedings, including a consumer protection body. From June 2008 to October 2009, he acted as Legal Superintendent, responsible for retail legal consulting, administrative and investigative proceedings, litigation for major cases and class actions. In the Itaú Unibanco’s structure, he acted as Legal Superintendent in the period from December 2009 to March 2011, being responsible for Retail Legal Consulting, litigation for major cases and class actions, management of appeals in higher courts, administrative and investigative proceedings, tax administrative proceedings and criminal prosecution.

Main activity of the company: Multiple-service bank with commercial portfolio

Academic background: Bachelor’s degree in Law from the Universidade de São Paulo in 2000; Master’s degree in Civil Law – Contracts from Universidad de Salamanca – Spain, in 2006, and PhD in Civil Law – Contracts from Universidade de São Paulo in 2007.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Paulo Sergio Miron - 076.444.278-30

Itaú Unibanco Holding S.A.: Executive Officer since July 2015.

Main activity of the company: Holding company.

PricewaterhouseCoopers – São Paulo/SP: Partner from 1996 to2015, and he was the leading partner in the audit of large Brazilian financial conglomerates, such as Unibanco – União de Bancos Brasileiros (1997 to 2000), Banco do Brasil (2001 to 2005) and Itaú Unibanco S.A. (2009 to 2013). Main activity of the company: Accounting and tax audit and consulting services.

PricewaterhouseCoopers – Brasília/DF: Partner from 2001 to 2008, and in the period from 2004 to 2008, he was also the leading partner of the government services area of PwC Brasil, and from 1997 to 2008, he was the leading partner of the banking area of PwC Brasil.

Main activity of the company: Accounting and tax audit and consulting services.

He was the coordinator of the financial institution training area of PwC Brasil for over 10 years and university professor for a few years in courses related to the financial market.

Member of the Brazilian Institute of Accountants and speaker in a number of seminars related to financial instruments and auditing.

Academic background: Bachelor’s degrees in Accounting from Universidade São Judas Tadeu – São Paulo and in Economics from Universidade Mackenzie – São Paulo.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Leila Cristiane Barboza Braga de Melo - 153.451.838-05

Itaú Unibanco Holding S.A.: Executive Officer since April 2015; member of the Disclosure and Trading Committee since January 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since April 2015, she is responsible for the Legal Area, which comprises Legal Matters - Litigation, Legal Matters – Retail, Legal Matters – Wholesale, and Institutional and International Legal Matters, and also the Ombudsman’s Office; Officer from February 2010 to March 2015. Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Deputy Director from October 2008 to April 2009. She joined Unibanco in 1997, acting at Unibanco’s Legal Advisory department in operations involving banking products, credit card, real estate and vehicle financing, and projects regarding mergers and acquisitions, corporate restructuring and capital markets, among others. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law, majoring in Corporate Finance and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), Fundamentals of Business Law - NYU - New York University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Márcio de Andrade Schettini - 662.031.207-15

Itaú Unibanco Holding S.A.: Director-General since July 2015. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director-General since April 2015; Vice-President from November 2008 to March 2015.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Vice-President from April 2004 to April 2009.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Engineering and Master’s degree in Business Administration from Pontifícia

Universidade Católica of Rio de Janeiro, where he specialized in mathematical models. He also attended the Owner / President

Management (OPM) Program at Harvard University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marco Ambrogio Crespi Bonomi - 700.536.698-00

Itaú Unibanco Holding S.A.: Director-General since July 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director-General since April 2015; Vice-President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014.

Main activity of the company: Multiple-service bank, with commercial portfolio.

ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento (Brazilian Association of Credit, Financing and Investment Institutions): Vice-President since April 2004.

Academic background: Bachelor’s degree in Economics from FAAP - Fundação Armando Álvares Penteado-SP (1978), Financial Executive Advanced Course from Fundação Getúlio Vargas - FGV in 1982 and Capital Markets course at New York University in 1984.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Emerson Macedo Bortoloto - 186.130.758-60

Itaú Unibanco Holding S.A.: Officer since November 2011.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: he joined Itaú Unibanco S.A. in July 2003, assuming positions in the Internal Audit Department. Since 2008, he is responsible for evaluating processes related to market, credit and operational risks, in addition to project audit and continuous audit. He was also responsible for audits in the processes of information technology and retail credit analysis and granting.

Ernest & Young Auditores Independentes: from May 2001 to June 2003.

Main activity of the company: Consulting services.

Banco Bandeirantes: from 1992 to 2001, responsible for IT audit and operational process.

Academic background: Bachelor’s degree in Data Processing Technology from Faculdades Integradas Tibiriça in December 2000. Postgraduate degree in Audit and Consulting in Information Security from FASP – Faculdades Associadas de São Paulo in December 2001. In 2004, he obtained the CISA certification issued by ISACA. MBA in Internal Auditing from FIPECAFI in 2008.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Wagner Bettini Sanches - 114.032.758-58

Itaú Unibanco Holding S.A.: Officer since June 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since October 2011. He joined the company as Analyst of the Company Market Advisory Department and held this position from 1996 to 1999; Coordinator of the Market Advisory Department from 1999 to 2000. Manager of the Market Advisory Department from 2000 to 2001. From 2003 to 2007, he worked as Superintendent of Credit to Legal Entities – Company Market. From 2007 to 2008, he worked as Commercial Superintendent of Real Estate Loans to Legal Entities and was responsible for the commercial relationship with developers from all over Brazil. In 2009, he became Superintendent of Real Estate Loans and Collection to Individuals and Legal Entities, responsible for the departments of the desk of loans to individuals, analysis of credit to legal entities, planning, project monitoring, collection management and operational collection and litigation.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BMG Consignado S.A.: Officer from November 2012 to June 2014.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Production Engineering from Engineering from the Polytechnic School of Universidade de São Paulo, in 1996; postgraduate degree from the University of Michigan, Ross School Business, MBA. – completed with high distinction, majoring in Finance and Strategy in 2003.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Hiroyuki Miyaki - 159.822.728-92

Itaú Unibanco Holding S.A.: Officer since August 2011.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer from August 2010 to August 2011, he was as Compliance Manager and Officer in the Money Laundering Prevention program of Itaú Unibanco S.A. from 1996 to 2003. He was the manager responsible for the Internal Audit Department of our Asset Management and Treasury units from 2003 to 2004. He was also the manager of our Internal Audit, Capital Markets, Insurance and Securities units from 2005 to 2010. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Civil Engineering from Universidade de São Paulo in 1994, with specialization in Sanitation from the Federal University of Gundai, Japan, completed in 1996, and specialization in Business Administration from CEAG at Fundação Getúlio Vargas, completed in July 1998. In May 2003, he obtained a MBA in Finance and International Business from Leonard Stern School of Business – New York University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marcelo Kopel - 059.369.658-13

Itaú Unibanco Holding S.A.: Officer since June 2014 and Investor Relations Officer since February 2015. Member of the Disclosure and Trading Committee since January 2014, acting as its Chairman since February 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2014.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors and Chief Executive Officer since April 2014.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Dibens Leasing S.A. - Arrendamento Mercantil: Officer since June 2014 and Chairman of the Board of Directors since April 2015. Main activity of the company: Lease operations.

Redecard S.A.: Executive Officer from May 2010 to July 2014.

Main activity of the company: Provider of means of payment services.

Banco Credicard S.A.: Officer from November 2004 to February 2010 and Member of the Board of Directors from February 2010 to April 2010.

Main activity of the company: Multiple-service bank, without commercial portfolio.

Banco Citibank S.A.: Finance Officer from 2006 to 2010.

Main activity of the company: Commercial banking, with investment portfolio.

Banco ING in Brazil: Finance Officer from 1992 to 1998, and in Latin America from 1998 to 2002.

Main activity of the company: Set up of a foreign company in Brazil.

Bank of America: Acted as Finance Officer concurrently with the position of Operations Officer from 2002 to 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado - FAAP

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fernando Barçante Tostes Malta - 992.648.037-34

Itaú Unibanco Holding S.A.: Executive Officer since April 2016. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer and Manager of the Operations area from 2008 to March 2015.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since April 2016.

Main activity of the company: Lease operations.

Unibanco – União de Bancos Brasileiros S.A.: from 1995 to 2008.

Management in the areas of Channels, Branches, Institutional Portfolio and participation in a number of projects/ initiatives. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Information Technology from PUC Rio de Janeiro, MBA from Fundação D. Cabral, and extension course in Banking Management from the Swiss Finance Institute.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

André Sapoznik - 165.085.128-62

Itaú Unibanco Holding S.A.: Managing Vice-President since December 2016 Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since December 2011; Officer from April 2009 to December 2011. He joined Unibanco in 1998. Main activity of the company: Multiple-service banking, with commercial portfolio.

Educational Background: Bachelor’s degree in Production Engineering from the Polytechnic School of the Universidade de São Paulo and MBA from Stanford University Graduate School of Business.

Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii - any conviction in an administrative proceeding of the CVM and the penalties applied; iii - any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity: NO.

Atilio Luiz Magila Albiero Junior - 213.021.358-80

Itaú Unibanco Holding S.A.: Officer since April 2016.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since June 2015. Financial Planning Superintendent from March 2011 to May 2014, mainly involved in budgeting, closing of monthly results, generation of P&L in several levels, Retail Planning Superintendent from May 2008 to February 2011, mainly involved in budgeting, capacity models, AGIR of the operational and projects area, Company Products Superintendent from January 2007 to April 2008, responsible for the Companies and Cash Management electronic channels; Company Products manager from May 2002 to December 2006; Company Products Analyst from January 2000 to April 2002; Intern from September 1999 to December 1999. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree from Electronic Engineering from Instituto Tecnológico de Aeronáutica (ITA) from 1995 to 1999; Lato sensu post-graduation degree in Business Administration from Fundação Getúlio Vargas – EAESP from 2000 to 2002; MBA majoring in Finance from Massachusetts Institute of Technology (MIT) from 2004 to 2006.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Gilberto Frussa - 127.235.568-32

Itaú Unibanco Holding S.A.: Officer since April 2016.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Officer since June 2006.

Main activity of the company: Multiple-service bank, with investment portfolio.

Itaú Unibanco S.A.: Officer since April 2014.

From 1989 to 1993, Mr. Frussa acted as a lawyer and legal manager. Since 1993 he has acted as a Legal Manager and Legal Coordinator.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Partner of Carvalho Pinto, Monteiro de Barros, Frussa e Bohlsen – Advogados law firm.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1989.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Sergio Mychkis Goldstein - 282.310.718-57

Itaú Unibanco Holding S.A.: Officer since April 2016.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since December 2015.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Officer since December 2015; General Legal Manager under the Director-General of Wholesale from December 2000 to November 2015, responsible for the Wholesale Legal Department, acting in the following legal business lines/areas: (i) Investment Banking: coordinating the performance of services to fixed income, variable income, M&A and structured operations; (ii) Treasury: coordinating the performance of services to treasury operations, mainly funding from retail, private, and investors segments; (iii) Wealth Management Services: coordinating the performance of the service to asset management operations of the Itaú Group, of the Private Banking, and custody, management and own and third parties’ fund management activities; (iv) Mandatory funds and onlending: coordinating the performance of services to corporate banking demands for mandatory fund operations (rural and real estate) and onlending of funds from BNDES and other external lines funded; (v) Debt restructuring: coordinating the performance of the service to debt restructuring demands in corporate and middle-market segments, basically acting in restructuring of contracts – out of court; (vi) Cross border loans/F/X: coordinating the performance of services to demands for granting foreign and cross border loans; (vii) High volumes: coordinating the performance of services to demands for lending banking products, such as working capital, sales, purchase, assignment, and discount operations.

Main activity of the company: Multiple-service bank, with investment portfolio.

Academic background: Bachelor’s degree in Law from Pontifícia Universidade Católica (PUC) of São Paulo (SP) in 2000 and Master’s degree in Banking and Finance from the Boston University School of Law, Boston (MA) in 2004.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Mazzilli de Vassimon - 033.540.748-09

Itaú Unibanco Holding S.A.: General Director since December 2016; Vice-President from April 2015 to December 2016; Executive Officer from March 2013 to April 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Foreign Exchange General Manager from 1980 to 1990, and in March 2013 he became Managing Vice-President.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Member of the Board of Directors from November 2004 to April 2015, and Vice-Chairman from November 2004 to December 2008, in charge of the following departments: international, financial institutions, products, customer service and treasury. Main activity of the company: Multiple-service bank, with investment portfolio.

Banco Itaú BMG Consignado S.A.: Member of the Board of Directors since May 2013.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors since February 2013.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since April 2015.

Main activity of the company: Lease operations

Banco BBA-Creditanstalt S.A.: Deputy Foreign Exchange Officer from 1990 to 1991; International Department Officer from 1992 to 2003.

Main activity of the company: Multiple-service bank, with investment portfolio.

Academic background: Bachelor’s degrees in Economics from School of Economics of USP in 1980; in Business Administration from Fundação Getúlio Vargas in 1980; Post-graduation degree from EAESP/FGV in 1982. École dês Hautes Études Commerciales – France in 1982.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fábio Colletti Barbosa - 771.733.258-20

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2015 (independent director); a member of the Personnel Committee, Appointments and Corporate Governance Committee, and Strategy Committee since April 2015.

Main activity of the company: Holding company.

Abril Comunicações S.A.: President from September 2011 to March 2014.

Main activity of the company: Printing of books, magazines and other periodicals.

Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Real S.A.: Chief Executive Officer from 1998 to 2008.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Fundação OSESP: Chairman of the Board of Directors since 2012.

Insper - Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010.

UN Foundation (Fundação das Nações Unidas – USA): Board member since 2011.

Instituto Empreender Endeavor: Board member since 2008.

Almar Participações S.A.: Board member since 2013.

Vox Capital – Investimentos: Member of the Advisory Council since 2012.

Gávea Investments: Member of the Investment Committee since September 2015.

Academic background: Bachelor’s degree in Economics from School of Economics of Fundação Getúlio Vargas of São Paulo, and Master’s degree in Business Administration from Institute for Management Development, of Lausanne.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Demosthenes Madureira de Pinho Neto - 847.078.877-91

Itaú Unibanco Holding S.A.: member of the Board of Directors since May 2012 (non-executive director); member of the Appointments and Corporate Governance Committee and the Capital and Risk Management Committee since July 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer from November 2008 to January 2012.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Vice-President from November 2008 to April 2009.

Main activity of the company: Multiple-service bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Vice-President from December 2004 to April 2009.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco Asset Management: Executive Officer from August 2002 to July 2005.

Main activity of the company: Securities custody and portfolio management.

ANBID: Vice-President from 2000 to 2003.

Main activity of the company: Trade association.

Dresdner Asset Management: CEO from November 1999 to 2002.

Main activity of the company: Private banking.

Central Bank of Brazil: Director of Internal Affairs from 1997 to March 1999.

Main activity of the company: Federal government agency.

Ministry of Finance: General Coordinator of Monetary and Financial Policy in 1993.

Main activity of the company: General public administration.

Professor of Economics and Finance at FGV-SP, PUC-RJ, and INSPER / IBEMEC SP from 1991 to 2004.

Academic background: Bachelor’s and Master’s degrees in Economics from PUC-RJ, and PhD in Economics from University of California, Berkeley.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Nildemar Secches - 589.461.528-34

Itaú Unibanco Holding S.A.: member of the Board of Directors since May 2012 (independent director); member of the Strategy Committee since July 2012, and Chairman since April 2016; Chairman of the Related Parties Committee since April 2013; Member of the Personnel Committee since April 2013.

Main activity of the company: Holding company.

WEG S.A.: Vice-chairman of the Board of Directors from 1998 to 2011; Member of the Board of Directors since 2011.

Main activity of the company: Holding company.

Iochpe-Maxion: Vice-chairman of the Board of Directors since 2004. Main activity of the company: Holding company.

Ultrapar S.A.: member of the Board of Directors since April 2002.

Main activity of the company distribution of fuels, chemicals and storage of liquid bulk.

Suzano Papel e Celulose: member of the Board of Directors since May 2008.

Main activity of the company: paper and pulp industry.

Brasil Foods - BRF S.A.: Chairman of the Board of Directors from April 2007 to April 2013.

Main activity of the company: Food industry.

Perdigão S.A.: CEO from January 1995 to October 2008.

Main activity of the company: Food industry

Iochpe-Maxion Group: Corporate Director-General from 1990 to 1994.

Main activity of the company: Industrial holding company.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES - (Brazilian Social and Economic Development Bank): Director from 1987 to 1990.

Main activity of the company: development bank.

Associação dos Produtores e Exportadores de Frangos (Association of Producers and Exporters of Poultry): President from 2001 to 2003.

Main activity of the company: Association.

Academic background: Bachelor’s degree in Mechanical Engineering from USP of São Carlos, post-graduate degree in Finance from PUC of Rio de Janeiro. PhD in Economics from Unicamp of Campinas. Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Alfredo Egydio Arruda Villela Filho - 066.530.838-88

Vice-Chairman of the Board of Directors since March 2003 (non-executive director); member of the Disclosure and Trading Committee from November 2008 to July 2015, of the Appointments and Corporate Governance Committee since August 2009, of the Compensation Committee since February 2011, of the Appointments and Compensation Committee from May 2006 to June 2009, and of the Accounting Policies Committee from July 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-chairman of the Board of Directors from August 2002 to March 2003. Main activity of the company: Multiple-service bank, with commercial portfolio.

Itaúsa - Investimentos Itaú S.A.: member of the Board of Directors since August 1995, being Chairman since May 2015; Vice-Chairman from May 2011 to May 2015; Chief Executive Officer from September 2009 to May 2015; Chairman of the Ethics, Disclosure and Trading Committee from April 2005 to May 2015, Chairman of the Investment Policies Committee and member of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Duratex S.A.: member of the Board of Directors since 1996; and Vice-Chairman since 2008; Member of the Personnel, Appointments and Corporate Governance Committee since November 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: member of the Board of Directors from April 2004 to April 2010, and Chairman from April to November 2009; Vice-Chairman from April 2004 to April 2009 and from November 2009 to April 2010.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: member of the Board of Directors since April 1997; Vice-Chairman since January 2010; Chairman from April 2009 to January 2010; Vice-Chairman from April 1997 to April 2009.

Main activity of the company: ownership interest in other companies in Brazil and abroad, and particularly in those that manufacture and sell banking and commercial automation and provision of services.

Academic background: Bachelor’s degree in Mechanical Engineering from the Mauá Engineering School of the Instituto Mauá de Tecnologia in 1992, and post-graduate degree in Business Administration from Fundação Getúlio Vargas.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2006 (independent director); Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; member of the Capital and Risk Management Committee since July 2008 and the Related Parties Committee since April 2013 and Compensation Committee since June 2016; member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002. Main activity of the company: Consultancy.

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003. Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998. Main activity of the company: Consultancy on Economics.

Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997 Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992. Main activity of the company: Federal government agency.

Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979. PhD in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

José Galló - 032.767.670-15

Itaú Unibanco Holding S.A.: member of the Board of Directors since April 2016 (independent director) and member of Personnel Committee since June 2016. Main activity of the company: Holding company.

Lojas Renner S.A.: member of the Board of Directors since 1998, acting as the Chairman of that Board from 1999 to 2005; Chief Executive Officer from March 1999; Superintendent Director from September 1991 to March 1999. Main activity of the company: Chain of apparel department stores.

Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005.

Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A.

Dromegon Participações Ltda.: Officer since September 2005.

Main activity of the company: Holding company of non-financial institutions.

LR Investimentos Ltda.: Officer since August 2008.

Main activity of the company: Holding company of non-financial institutions.

Realize Participações S.A.: Officer since December 2015.

Main activity of the company: Other special partnerships, except for holding companies.

Rumos Consultoria Empresarial Ltda.: Officer since March 1987.

Main activity of the company: Advisory in business management, except for specific technical advisory services.

SLC Agrícola S.A.: member of the Board of Directors since April 2007. Main activity of the company: Agriculture supporting activities.

Localiza Rent a Car S.A.: member of the Board of Directors since October 2010. Main activity of the company: Car rental and fleet management.

Instituto Lojas Renner: member of the Board of Directors since June 2008. Main activity of the company: Association activities.

IDV - Instituto para Desenvolvimento do Varejo: member of the Board of Directors since July 2004.

Main activity of the company: Other professional association activities.

Câmara de Dirigentes Lojistas (Retail Managers Chamber) of Porto Alegre: Vice-Chairman since June 2004.

Main activity of the company: Organization of trade and business association activities.

Academic background: Bachelor's degree in Business Administration from Escola de Administração de Empresas de São Paulo - Fundação Getúlio Vargas in 1974.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Pedro Luiz Bodin de Moraes - 548.346.867-87

Itaú Unibanco Holding S.A.: member of the Board of Directors since February 2009 (independent director); member of the Capital and Risk Management Committee since August 2009; member of the Compensation Committee since February 2011, and member of the Related Parties Committee since April 2013. Main activity of the company: Holding company.

Unibanco – União de Banco Brasileiros S.A.: member of the Board of Directors from July 2003 to December 2008. Main activity of the company: Multiple-service bank with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1990 to 1991. Main activity of the company: Development bank.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Main activity of the company: Multiple-service bank with commercial portfolio.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner since 2003.

Main activity of the company: Holding company.

Academic Background: Bachelor’s and master’s degrees in Economics from Pontifícia Universidade Católica of Rio de Janeiro (PUC-Rio). PhD in Economics from the Massachusetts Institute of Technology (MIT).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Pedro Moreira Salles - 551.222.567-72

Itaú Unibanco Holding S.A.: Chairman of the Board of Directors since August 2009 (non-executive director); Chairman of the Appointments and Corporate Governance Committee, and of the Personnel Committee since August 2009 and of the Compensation Committee since February 2011; Member of the Strategy Committee since April 2016, and Chairman since August 2009; Executive Vice-President from November 2008 to August 2009.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from February 2010 to April 2012. Main activity of the company: Multiple-service bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman of the Board of Directors and Chief Executive Officer from September 2004 to November 2008.

Main activity of the company: Multiple-service bank with commercial portfolio.

Unibanco Holdings S.A.: Vice-chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008. Main activity of the company: Holding company.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009.

Main activity of the company: Insurance.

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009. Main activity of the company: Holding company.

Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008; member of the Board of Directors from November 2008 to June 2015; Chief Executive Officer since 2015. Main activity of the company: Holding company.

IUPAR - Itaú Unibanco Participações S.A.: Chief Executive Officer since June 2015; member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012. Main activity of the company: Holding company.

Porto Seguro S.A.: Vice-chairman of the Board of Directors from November 2009 to March 2012. Main activity of the company: Holding company.

Totvs S.A.: Member of the Board of Directors since March 2010. Main activity of the company: Communication and Technology.

Academic background: Bachelor’s degrees, magna cum laude in Economics and History from the University of California, Los Angeles, and he attended the International Relations program at Yale University and the Owner/President Management (OPM) Program at Harvard University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Ricardo Villela Marino - 252.398.288-90

Itaú Unibanco Holding S.A.: : Member of the Board of Directors since June 2008 (Executive Director); member of the Personnel Committee from August 2009 to April 2015; member of the Capital and Risk Management Committee from June 2008 to April 2009 and member of the Strategy Committee since June 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Vice-President since August 2010; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Board of Directors since April 2011 and member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Duratex S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services.

Academic background: Bachelor’s degree in Mechanical Engineering from Escola Politécnica of the Universidade de São Paulo (USP) in 1996, Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alfredo Egydio Setubal - 014.414.218-07

Itaú Unibanco Holding S.A.: member of the Board of Directors since June 2007 (non-executive director); Managing Vice-President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; member of the Appointments and Corporate Governance Committee since August 2009; member of the Capital and Risk Management Committee since April 2015; member of the Personnel Committee since April 2015 and of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itaú Unibanco S.A.: Vice-President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: .: Chief Executive Officer and Investor Relations Officer since May 2015; Vice-Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and member of Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Associação Nacional dos Bancos de Investimentos – ANBID (National Association of Investment Banks): Vice-President from 1994 to August 2003 and President from August 2003 to August 2008;

Associação da Distribuidora de Valores – ADEVAL (Association of Broker-Dealers): member of the Advisory Board since 1993;

Associação Brasileira das Companhias Abertas – ABRASCA (Brazilian Association of Listed Capital Companies): member of the Management Board since 1999;

Instituto Brasileiro de Relações com Investidores – IBRI (Brazilian Institute of Investors Relations): member of the Board of Directors from 1999 to 2009 and Chairman of President of the Superior Guidance, Nomination and Ethics Committee since 2009;

São Paulo Museum of Modern Art – MAM: Financial Officer since 1992.

Academic background: Bachelor’s degree in 1980 and postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Candido Botelho Bracher - 039.690.188-38

Itaú Unibanco Holding S.A.: Director-General since April 2015; Vice-President from August 2005 to April 2015; member of the Board of Directors since February 2009 (executive director); member of the Personnel Committee from August 2009 to April 2015, member of the Capital and Risk Management Committee since June 2008, and of the Strategy Committee since April. Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from March 2013 to April 2015; Chief Executive Officer since August 2005; Vice-President from February 2003 to August 2005. Main activity of the company: Multiple-service bank, with investment portfolio.

Banco Itaú BBA Creditanstalt S.A.: Officer (1988 to 2003).

Main activity of the company: Multiple-service bank, with investment portfolio.

BM&F Bovespa S.A.: member of the Board of Directors from April 2009 to June 2014.

Main activity of the company: Commodities and futures exchange.

Companhia Brasileira de Distribuição: Alternate member of the Board of Directors from September 1999 to June 2005; member of the Board of Directors from June 2005 to March 2013. Main activity of the company: Retail business.

Academic background: Bachelor’s degree in Business Administration from Escola de Administração de Empresas de São Paulo of Fundação Getúlio Vargas in 1980.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Roberto Egydio Setubal - 007.738.228-52

Itaú Unibanco Holding S.A.: Vice-Chairman of the Board of Directors (executive director) since March 2003, Chief Executive Officer since November 1995, Chairman of the International Advisory Board from March 2003 to April 2009; member of the Strategy Committee and of the Personnel Committee since August 2009; member of the Capital and Risk Management Committee since June 2008; member of the Appointments and Compensation Committee from May 2006 to April 2009; and member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; Director-General from July 1990 to April 1994; member of the Board of Directors from May 1991 to March 2003. Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015. Main activity of the company: Multiple-service bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011. Main activity of the company: Multiple-service bank, with commercial portfolio.

Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008. Main activity of the company: Holding company.

Itaúsa – Investimentos Itaú S.A.: Vice-President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

President of the Brazilian Federation of Banks (FENABAN) and Brazilian Federation of Bank Associations (FEBRABAN) from April 1997 to March 2001;

President of the Advisory Board of the Brazilian Federation of Bank Associations (FEBRABAN) since October 2008;

Member of the Board of the International Monetary Conference since 1994;

Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002;

Member of the Trilateral Commission and International Board of the New York Stock Exchange – NYSE since April 2000;

Member of the China Development Forum since 2010; Co-Chair of the WEF 2015 (World Economic Forum) since 2015.

Academic background: Bachelor’s degree in Production Engineering from Escola Politécnica of Universidade de São Paulo, in 1977, and a Master’s degree in Science Engineering from Stanford University, in 1979.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alkimar Ribeiro Moura - 031.077.288-53

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2016, being Chairman since August 2016; Member of the Audit Committee from May 2010 to July 2015. Main activity of the company: Holding company.

Escola de Administração de Empresas de São Paulo (Business Administration School) of the Fundação Getúlio Vargas – São Paulo: Retired Economics Professor. Main activity of the company: Educational institution.

BM&F Bovespa S.A.: Market Supervision: Independent member of the Supervision Board from October 2007 to September 2010. Main activity of the company: Regulatory body.

Banco Nossa Caixa S.A.: Member of the Board of Directors from May 2006 to February 2007. Main activity of the company: Multiple-service bank.

Telemar Participações S.A.: Member of the Board of Directors from May 2001 to January 2003. Main activity of the company: Telecommunications.

Cia. Brasil de Seguros: Member of the Board of Directors from May 2001 to February 2003. Main activity of the company: Insurance.

Banco Bandeirantes S.A.: Member of the Board of Directors from May 1999 to December 2000. Main activity of the company: Multiple-service banking.

Banco do Brasil S.A.: Chairman of the Investment Banking from April 2001 to January 2003; Vice Chairman of Finance and Capital Markets from April 2001 to January 2003. Main activity of the company: Multiple-service banking.

Central Bank of Brazil: Standards and Financial System Organization Officer from February 1996 to September 1997; Monetary Policy Officer from February 1994 to February 1996; Public Debt and Open Market Transactions Officer from January 1987 to January 1988. Main activity of the company: Federal government agency.

Banco Pirelli-Fintec: Officer from March 1988 to March 1993. Main activity of the company: Multiple-service banking.

Academic background: Bachelor’s degree in Economics from Universidade Federal de Minas Gerais, Belo Horizonte, in 1963. Master of Arts from University of California, Berkeley, in 1966, PhD in Applied Economics from Stanford University, California in 1978.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Azevedo do Valle - 598.809.967-04

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since April 2016. Main activity of the company: Holding company.

Praxair Distribution, Inc: Vice President from January 1999 to August 2003.

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment throughout the USA and Canada.

Asco Participações do Brasil: Chief Executive Officer from March 2012 to August 2014.

Main activity of the company: Port and logistics support to oil exploration and production.

White Martins Gases Industriais S.A.: Marketing Officer from September 2003 to January 2005; Logistics Officer from January 2005 to August 2006; Gas Distribution and Production Manager from January 1995 to December 1998; Financial Administration Manager from January 1991 to December 1992.

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment and high-pressure cylinders in Brazil and South America.

Portuária – Porto do Forno RJ: member of the Board of Directors from February 2008 to March 2010. Main activity of the company: Port and maritime support activities.

Abitam – Associação Bras. Ind. de Tubos de Aços Metálicos: Officer from May 2010 to December 2012. Main activity of the company: Trade association of Brazilian manufacturers of steel pipes.

Apolo Tubulars S.A.: Chief Executive Officer from April 2010 to December 2012.

Main activity of the company: Production of steel pipes for the oil and gas industry.

Brasco Logística Offshore: Executive Officer from January 2007 to March 2010.

Main activity of the company: Port and logistics support to oil exploration and production.

Academic background: Bachelor's degree in Business Administration from UERJ in 1980; Bachelor's degree in Electric Engineering from IME in 1980; MBA in Global Leaders Program from Praxair, Inc., in 2000, and postgraduate degree in Business Management of Oil and Gas Exploration and Production from the Instituto Brasileiro de Petróleo - IBP in 2010.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Carlos Roberto de Albuquerque Sá - 212.107.217-91

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2016; Alternate member of the Fiscal Council from April 2015 to April 2016.

Main activity of the company: Holding company.

Castrol do Brasil Ltda.: Financial Officer from March 1991 to December 1994.

Main activity of the company: Production of basic petrochemical products.

Schlumberger Serviços de Petróleo Ltda.: Controller from March 1986 to December 1988.

Main activity of the company: Supporting activities for oil and natural gas extraction.

Det Norske Veritas: Financial Manager from March 1979 to December 1981.

Main activity of the company: Engineering services.

KPMG Auditores Independentes: Officer from March 2003 to December 2010.

Main activity of the company: Accounting and tax audit and consulting services.

Marfrig S.A.: Alternate member of the Fiscal Council from March 2011 to October 2012.

Main activity of the company: Consulting on business management, except specific technical consultancy.

Net Serviços de Comunicação S.A.: Risk Officer from March 1999 to December 2002.

Main activity of the company: Pay TV operators.

Sobremetal: Administrative and Financial Officer from March 1995 to December 1998.

Main activity of the company: Steel and iron industry.

Academic background: Bachelor’s degree in Economics from Candido Mendes, in 1973. Bachelor’s degree in Accounting from Moraes Júnior, in 1981, post-graduation degree in Finance from PUC/RJ, in 1995.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

João Costa - 476.511.728-68

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since July 2009. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from April 1997 to April 2008. Main activity of the company: Multiple-service bank, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Fiscal Council since April 2009. Main activity of the company: Holding company.

FEBRABAN Brazilian Federation of Bank Associations, FENABAN Brazilian Federation of Banks, IBCB Brazilian Institute of Banking Science and State of São Paulo Bank Association: Effective member of the Fiscal Council from April 1997 to August 2008.

Academic background: Bachelor’s degree in Economics from Faculdade de Economia São Luiz – São Paulo, with extension course in Business Administration from FEA/USP. He attended the Management Program for Executives – University of Pittsburgh.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Caruso Cruz Henriques - 372.202.688-15

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since August 2011, and he became an effective member on May 3, 2016.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from December 1988 to August 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

BFB Leasing S.A. – Arrendamento Mercantil: Officer from June 1997 to July 2003. Main activity of the company: Lease company.

Banco Itauleasing S.A.: member of the Board of Directors from December 1994 to September 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaucard S.A.: Officer from March 2000 to April 2003.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.: Managing Officer from April 1994 to July 2003.

Main activity of the company: Securities dealer.

Banco Itaú Cartões S.A.: Managing Officer from July to October 2000.

Main activity of the company: Investment banking.

Itautec Componentes da Amazônia S.A. – Itaucam: Officer from April 1993 to April 2003.

Main activity of the company: Retail trading specialized in IT equipment and supplies.

Corhen Serviços Ltda.: Executive President since 2003.

Main activity of the company: Combined office and administrative support services.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo (SP) in 1971; post-graduation degree in Business Administration from Fundação Getúlio Vargas (SP) in 1979.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

12.7/8 - Composition of committees

Name Individual Taxpayer’s Registry (CPF)	Type of committee Description of other committees	Office held Description of other positions held	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Other positions held/ functions performed at the issuer

Antonio Francisco de Lima Neto	Audit Committee	Committee member(effective)	Economist	04/28/2016	Annual	100.00%
231.877.943-00			06/13/1965		1
				06/09/2016
Not applicable.
Diego Fresco Gutierrez	Audit Committee	Committee member(effective)	Accountant	04/28/2016	Annual	97.14%
214.970.328-90			01/24/1970		3
				06/09/2016
Not applicable.
Geraldo Travaglia Filho	Audit Committee	Chairman of the Committee	Administrator	04/28/2016	Annual	97.14%
573.620.338-34			05/26/1951		4
				06/09/2016
Not applicable.
Gustavo Jorge Laboissière Loyola	Compensation Committee	Committee member(effective)	Economist	06/03/2016	Annual	0.00%
101.942.071-53					0
			12/19/1952	06/03/2016
Member of the Board of Directors
Member of the Related Parties
Committee
Member of the Capital and Risk
Management Committee
Maria Helena dos Santos Fernandes de Santana	Audit Committee	Committee member(effective)	Economist	04/28/2016	Annual	91.43%
036.221.618-50			06/23/1959	06/09/2016	2
Not applicable.

12.7/8 - Composition of committees

Name Individual Taxpayer’s Registry (CPF)	Type of committee Description of other committees	Office held Description of other positions held	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Other positions held/ functions performed at the issuer

Rogério Paulo Calderón Peres	Audit Committee	Committee member(effective)	Administrator	11/24/2016	Annual	0.00%
035.248.608-26			02/02/1962		0
Not applicable.
	Compensation Committee	Committee member(effective)	Engineer	04/28/2016	Annual	100.00%
Alfredo Egydio Arruda Villela Filho
066.530.838-88			11/18/1969	06/09/2016	6
Member of the Appointments and Corporate Governance Committee

Vice-chairman of the Board of Directors
Israel Vainboim	Compensation Committee	Committee member(effective)	Engineer	04/28/2016	Annual	100.00%
				04/28/2016
090.997.197-87			06/01/1944		1
Not applicable.
Pedro Luiz Bodin de Moraes	Compensation Committee	Committee member(effective)	Economist	04/28/2016	Annual	100.00%
548.346.867-87			07/13/1956	04/28/2016	6

Chairman of the Capital and Risk Management Committee

Member of the Board of Directors

Member of the Related Parties Committee
Pedro Moreira Salles	Compensation Committee	Chairman of the Committee	Banker	04/28/2016	Annual	100.00%

12.7/8 - Composition of committees

Name Individual Taxpayer’s Registry (CPF)	Type of committee Description of other committees	Office held Description of other positions held	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Other positions held/ functions performed at the issuer

551.222.567-72			10/20/1959	04/28/2016	6
Member of the Strategy Committee

Chairman of the Appointments and Corporate Governance Committee
Chairman of the Board of Directors

Chairman of the Personnel Committee
Alexsandro Broedel Lopes	Other committees	Committee member(effective)	Accountant	04/28/2016	Annual	100.00%
031.212.717-09	Disclosure and Trading		10/05/1974	04/28/2016	3
	Committee
Executive Officer
Alfredo Egydio Arruda Villela Filho	Other committees	Committee member(effective)	Engineer	04/28/2016	Annual	100.00%
	066.530.838-88		11/18/1969	04/28/2016	7
	Appointments and Corporate
	Governance Committee
Member of the Compensation Committee

Vice-chairman of the Board of Directors

12.7/8 - Composition of committees

Name Individual Taxpayer’s Registry (CPF)	Type of committee Description of other committees	Office held Description of other positions held	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Other positions held/ functions performed at the issuer

Alfredo Egydio Setubal	Other committees	Committee member(effective)	Administrator	04/28/2016	Annual	100.00%
014.414.218-07			09/01/1958	04/28/2016	7
	Appointments and Corporate
	Governance Committee
Member of the Disclosure and Trading Committee

Member of the Personnel Committee
Member of the Capital and Risk Management Committee
Member of the Board of Directors
Alfredo Egydio Setubal	Other committees	Committee member(effective)	Administrator	04/28/2016	Annual	25.00%
014.414.218-07	Disclosure and Trading Committee		09/01/1958	04/28/2016	8
Member of the Appointments and Corporate Governance Committee
Member of the Personnel Committee
Member of the Capital and Risk Management Committee
Member of the Board of Directors

Alfredo Egydio Setubal	Other committees	Committee member(effective)	Administrator	04/28/2016	Annual	66.67%
014.414.218-07	Personnel Committee		09/01/1958	04/28/2016	1

Member of the Capital and Risk Management Committee
Member of the Appointments and Corporate Governance Committee
Member of the Disclosure and Trading Committee
Member of the Board of Directors

12.7/8 - Composition of committees

Alfredo Egydio Setubal	Other Committees	Member of the Committee (Effective)	Administrator	04/28/2016	Annual	100.00%
014.414.218-07	Capital and Risk Management		09/01/1958	04/28/2016	1
	Committee
Member of the Personnel Committee
Member of the Appointments and
Corporate Governance Committee
Member of the Disclosure and Trading Committee
Member of the Board of Directors
Álvaro Felipe Rizzi Rodrigues	Other Committees	Member of the Committee (Effective)	Lawyer	04/28/2016	Annual	100.00%
166.644.028-07	Disclosure and		03/28/1977	04/28/2016	2
	Trading Committee
Officer
Caio Ibrahim David	Other Committees	Member of the Committee (Effective)	Engineer	04/28/2016	Annual	75.00%
101.398.578-85	Disclosure and		01/10/1968	04/28/2016	6
	Trading Committee
Director Vice-President
Candido Botelho Bracher	Other Committees	Member of the Committee (Effective)	Administrator	04/28/2016	Annual	100.00%
039.690.188-38	Capital and Risk Management		05/12/1958	04/28/2016	7
	Committee
Member of the Strategy Committee
Member of the Board of Directors

Director General
Candido Botelho Bracher	Other Committees	Member of the Committee (Effective)	Administrator	04/28/2016	Annual	100.00%
039.690.188-38	Strategy Committee		05/12/1958	04/28/2016	1

Member of the Capital and Risk Management Committee

Member of the Board of Directors

Director General

12.7/8 - Composition of committees

Name CPF	Type of committee Description of other committees	Position held Description of other positions held	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Other positions held/functions performed at the issuer

Carlos Henrique Donegá Aidar	Other Committees	Member of the Committee (Effective)	Economist	04/28/2016	Annual	75.00%
076.630.558-96	Disclosure and		10/19/1965	04/28/2016	2
	Trading Committee
Not Applicable
Demosthenes Madureira de Pinho Neto	Other Committees	Member of the Committee (Effective)	Entrepreneur	04/28/2016	Annual	100.00%
847.078.877-91	Capital and Risk Management		01/28/1960	04/28/2016	4
	Committee
Member of the Board of Directors

Member of the Appointments and
Corporate Governance Committee
Demosthenes Madureira de Pinho Neto	Other Committees	Member of the Committee (Effective)	Entrepreneur	04/28/2016	Annual	100.00%
847.078.877-91	Appointments and Corporate		01/28/1960	04/28/2016	4
	Governance Committee
Member of the Board of Directors

Member of the Capital and Risk Management Committee
Eduardo Mazzilli de Vassimon	Other Committees	Member of the Committee (Effective)	Administrator	04/28/2016	Annual	100.00%
033.540.748-09	Disclosure and Trading		10/07/1958	04/28/2016	1
	Committee
General Director
Fábio Colletti Barbosa	Other Committees	Member of the Committee (Effective)	Administrator	04/28/2016	Annual	100.00%
771.733.258-20	Personnel Committee		10/03/1954	04/28/2016	1
Member of the Appointments and Corporate Governance Committee
Member of the Strategy Committee
Member of the Board of Directors

12.7/8 - Composition of committees

Name CPF	Type of committee Description of other committees	Position held Description of other positions held	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Other positions held/functions performed at the issuer

Fábio Colletti Barbosa	Other Committees	Member of the Committee (Effective)	Administrator	04/28/2016	Annual	100.00%
771.733.258-20	Appointments and		10/03/1954	04/28/2016	1
	Corporate Governance
Member of the Personnel Committee	Committee
Member of the Strategy Committee
Member of the Board of Directors
Fábio Colletti Barbosa	Other Committees	Member of the Committee (Effective)	Administrator	04/28/2016	Annual	100.00%
771.733.258-20	Strategy Committee		10/03/1954	04/28/2016	1
Member of the Personnel Committee
Member of the Appointments and
Corporate Governance Committee
Member of the Board of Directors
Fernando Marsella Chacon Ruiz	Other Committees	Member of the Committee (Effective)	Mathematician	04/28/2016	Annual	50.00%
030.086.348-93	Disclosure and		08/29/1965	04/28/2016	7
	Trading Committee
Not Applicable
Gustavo Jorge Laboissière Loyola	Other Committees	Member of the Committee (Effective)	Economist	04/28/2016	Annual	100.00%
101.942.071-53	Capital and Risk Management		12/19/1952	04/28/2016	7
	Committee
Member of the Board of Directors

Member of Compensation Committee

Member of the Related Parties Committee
Gustavo Jorge Laboissière Loyola	Other Committees	Member of the Committee (Effective)	Economist	04/28/2016	Annual	100.00%

12.7/8 - Composition of committees

101.942.071-53	Related Parties Committee		12/19/1952	04/28/2016	3
Member of the Board of Directors

Member of the Compensation Comittee
Member of the Capital and Risk Management Committee
Leila Cristiane Barboza Braga de Melo	Other Committees	Member of the Committee (Effective)	Lawyer	04/28/2016	Annual	50.00%
153.451.838-05	Disclosure and Trading		10/04/1971	04/28/2016	4
	Committee
Executive Officer
José Galló	Other Committees	Member of the Committee (Effective)	Administrator	06/03/2016	Annua	0.00%
				06/09/2016	0
			09/11/1951
032.767.670-15	Personnel Committee
Member of Board of Directors

Marcelo Kopel	Other Committees	Chairman of the Committee	Administrator	04/28/2016	Annual	100.00%
059.369.658-13	Disclosure and		11/05/1964	04/28/2016	2
	Trading Committee
Officer

Investor Relations Officer
Nildemar Secches	Other Committees	Chairman of the Committee	Engineer	04/28/2016	Annual	100.00%
589.461.528-34	Strategy Committee		11/24/1948	04/28/2016	4
Member of the Board of Directors

Chairman of the Related Parties
Committee

Member of the Personnel Committee

12.7/8 - Composition of committees

Name CPF	Type of committee Description of other committees	Position held Description of other positions held	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Other positions held/functions performed at the issuer

Nildemar Secches	Other Committees	Chairman of the Committee	Engineer	04/28/2016	Annual	100.00%
589.461.528-34	Related Parties Committee		11/24/1948	04/28/2016	3
Member of the Board of Directors

Chairman of the Strategy Committee

Member of the Personnel Committee
Nildemar Secches	Other Committees	Member of the Committee (Effective)	Engineer	04/28/2016	Annual	100.00%
589.461.528-34	Personnel Committee		11/24/1948	04/28/2016	3
Member of the Board of Directors
Chairman of the Related Parties Committee

Chairman of the Strategy Committee
Pedro Luiz Bodin de Moraes	Other Committees	Chairman of the Committee	Economist	04/28/2016	Annual	100.00%
548.346.867-87 Capital and Risk Management			07/13/1956	04/28/2016	7
	Committee
Member of the Compensation Committee

Member of the Board of Directors

Member of the Related Parties Committee

12.7/8 - Composition of committees

Name CPF	Type of committee Description of other committees	Position held Description of other positions held	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Other positions held/functions performed at the issuer

Pedro Luiz Bodin de Moraes	Other Committees	Member of the Committee	Economist	04/28/2016	Annual	100.00%
		(Effective)
548.346.867-87	Related Parties Committee		07/13/1956	04/28/2016	3
Member of the Compensation Committee

Chairman of the Capital and Risk Management Committee

Member of the Board of Directors
Pedro Moreira Salles	Other Committees	Member of the Committee (Effective)	Banker	04/28/2016	Annual	100.00%
551.222.567-72	Strategy Committee		10/20/1959	04/28/2016	7
Chairman of the Compensation Committee

Chairman of the Appointments and Corporate Governance Committee

Chairman of the Board of Directors

Chairman of the Personnel Committee

12.7/8 - Composition of committees

Pedro Moreira Salles	Other Committees	Chairman of the Committee	Banker	04/28/2016	Annual	100.00%
				04/28/2016
551.222.567-72	Appointments and Corporate		10/20/1959		7
	Governance Committee
Chairman of the Compensation Committee

Chairman of the Board of Directors

Member of the Strategy Committee

Chairman of the Personnel Committee
Pedro Moreira Salles	Other Committees	Chairman of the Committee	Banker	04/28/2016	Annual	100.00%
551.222.567-72	Personnel Committee		10/20/1959	04/28/2016	7
Chairman of the Compensation Committee

Chairman of the Appointments and Corporate Governance Committee
Chairman of the Board of Directors

Member of the Strategy Committee
Ricardo Villela Marino	Other Committees	Member of the Committee (Effective)	Engineer	04/28/2016	Annual	100.00%
252.398.288-90	Strategy Committee		01/28/1974	04/28/2016	6

Member of the Board of Directors
Roberto Egydio Setubal	Other Committees	Member of the Committee (Effective)	Engineer	04/28/2016	Annual	100.00%
007.738.228-52	Strategy Committee		10/13/1954	04/28/2016	7
Member of the Capital and Risk Management Committee

Member of the Personnel Committee

12.7/8 - Composition of committees

Name CPF	Type of committee Description of other committees	Position held Description of other positions held	Profession Date of birth	Date of election Date of investiture	Term of office Number of consecutive terms of office	Percentage of attendance at meetings
Other positions held/functions performed at the issuer

Vice-Chairman of the Board of Directors

Chief Executive Officer
Roberto Egydio Setubal	Other Committees	Member of the Committee (Effective)	Engineer	04/28/2016	Annual	85.71%
				04/28/2016
007.738.228-52	Capital and Risk Management		10/13/1954		7
	Committee
Member of the Strategy Committee

Member of the Personnel Committee

Vice-Chairman of the Board of Directors

Chief Executive Officer

Roberto Egydio Setubal	Other Committees	Member of the Committee (Effective)	Engineer	04/28/2016	Annual	100.00%
				04/28/2016
007.738.228-52	Personnel Committee		10/13/1954		7
Member of the Strategy Committee

Member of the Capital and Risk Management Committee

Vice-Chairman of the Board of Directors

Chief Executive Officer

Professional experience / Statement of any conviction / Independence criteria

Antonio Francisco de Lima Neto - 231.877.943-00

Itaú Unibanco Holding S.A.: member of the Audit Committee since July 2015. Main activity of the company: Holding company. Banco Fibra S.A.: Chief Executive Officer from 2009 to October 2013. Main activity of the company: Multiple bank with commercial portfolio.

Banco do Brasil S.A.: Chief Executive Officer from December 2006 to April 2009; Vice-President of Retail and Distribution from July 2005 to December 2006; Vice-President of International and Wholesale Business from November 2004 to July 2005; Commercial Officer from September 2001 to November 2004; Executive Superintendent of the Commercial Department from July 2000 to September 2001; State Superintendent of the Tocantins from May 1999 to 2000; Regional Superintendent of Belo Horizonte from January 1997 to May 1999. Main activity of the company: Multiple bank with commercial portfolio.

Brasilprev Seguros e Previdência S.A.: member of the Board of Directors from 2007 to 2009;

FEBRABAN – Federação Brasileira de Bancos: member of the Board of Directors from 2006 to 2009;

BB Securities Limited: member of the Board of Directors from 2004 to 2005;

Brasilsaúde Companhia de Seguros: member of the Board of Directors from 2003 to 2005;

Companhia de Seguros Aliança do Brasil: member of the Board of Directors from 2001 to 2009;

BB Previdência – Fundo de Pensão Banco do Brasil: member of the Board of Directors from 2000 to 2007.

Academic Background: Master’s Degree in Economics – ongoing - from Fundação Getúlio Vargas since January 2014; Brazilian Institute for Corporate Governance course for Directors (2014); Post Graduation (Lato Sensu) course in Marketing from PUC Rio de Janeiro (2001); MBA for Executives from Fundação Dom Cabral (1997); Graduated in Economic Sciences from Universidade Federal de Pernambuco (1996). Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Diego Fresco Gutierrez - 214.970.328-90

Itaú Unibanco Holding S.A.: member of the Audit Committee (Financial Expert) since April 2014. Main activity of the company: Holding company.

Independent consultant for complex financial reporting matters, particularly for companies with shares registered both in Brazil and in the United States, since June 2013.

PricewaterhouseCoopers – São Paulo/SP: Partner Capital Markets Accounting Advisory Services from 2000 to June 2013. Main activity of the company: Accounting and tax consulting and audit.

PricewaterhouseCoopers – Montevideo/Uruguay: Assurance Senior Manager from 1998 to 2000. Main activity of the company: Accounting and tax consulting and audit.

PricewaterhouseCoopers – National Technical Office, Stanford, United States: Senior Manager, tour at PwC technical office in the United States from 1997 to 1998. Main activity of the company: Accounting and tax consulting and audit.

PricewaterhouseCoopers – Montevideo/Uruguay: from trainee to Senior Manager from 1990 to 1997. Main activity of the company: Accounting and tax consulting and audit.

Academic Background: Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay, 1994; Certified Public Accountant - “CPA” in the United States for the State of Virginia since 2002 and graduated in the Course for Members of Boards of Directors in 2013 from the Brazilian Institute of Corporate Governance.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Geraldo Travaglia Filho - 573.620.338-34,

Itaú Unibanco Holding S.A.: Executive Officer from November 2008 to April 2009; Secretary of the Board of Directors from December 2010 to July 2012; Member of the Audit Committee since March 2013, and Chairman of this Committee since June 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer from November 2008 to April 2009. Main activity of the company: Multiple bank with commercial portfolio.

Banco Itaú BBA S.A.: Executive Officer from November 2008 to January 2010. Main activity of the company: Multiple bank, with investment portfolio.

Redecard S.A.: Chief Financial Officer from May 2009 to April 2010. Main activity of the company: provider of means of payment services.

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman from September 2004 to April 2009; Executive Officer from 1996 to 2004; Planning, Accounting and Control Officer from 1990 to 1994. Main activity of the company: Multiple bank with commercial portfolio.

Academic Background: Bachelor’s degree in Business Administration from Universidade de São Paulo in 1979, with specialization in Banking Management from the Wharton School of the University of Pennsylvania in 1992.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Maria Helena dos Santos Fernandes de Santana - 036.221.618-50

Itaú Unibanco Holding S.A.: member of the Audit Committee since June 2014. Main activity of the company: Holding company.

Companhia Brasileira de Distribuição S.A.: member of the Board of Directors and Chairman of the Corporate Governance Committee since 2013. Main activity of the company: Retail business.

CPFL Energia S.A.: member of the Board of Directors between 2013 and 2015. Main activity of the company: Generation of renewable energy.

Totvs S.A.: member of the Board of Directors and Coordinator of the Audit Committee since 2013. Main activity of the company: Communication and Technology.

IFRS Foundation: member of the Board of Trustees since January 2014. Main activity: Non-profit foundation.

Brazilian Securities Commission (CVM): Chairman from July 2007 to July 2012 and Officer from July 2006 to July 2007. Main activity of the company: General public administration.

São Paulo Stock Exchange – BOVESPA: From 1994 to 2006, where she initially worked in the Special Projects area ; between 2000 and 2006 she was the Executive Superintendent of Relations with Companies.

Instituto Brasileiro de Governança CorporativaI - IBGC : (Brazilian Institute of Corporate Governance: Vice-Chairman from 2004 to 2006 and Member of the Board of Directors since 2001. Main activity of the company: Social rights protection association.

International Association of Securities Commission - IOSCO – Chairman of the Executive Committee from 2010 to 2012 and Latin-American Roundtable on Corporate Governance (OECD / WB Group) as Member since 2000.

Academic Background: Economist graduated in 1990 from the School of Economics and Business Administration (FEA) from Universidade de São Paulo (USP).

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Rogério Paulo Calderón Peres – 035.248.608-26

Itaú Unibanco Holding S.A.: Member of the Audit Committee since November 2016; Officer from April 2011 to April 2014; Member of the Disclosure and Trading Committee from June 2009 to April 2014. Main activity of the company: Holding company.

HSBC Group: CFO for Latin America, Member of the Financial Management Council and Member of the Administrative Committee for Latin America from July 2014 to October 2016. Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Unibanco S.A.: Officer from April 2009 to April 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Managing Vice-President from June 2012 to April 2013; Chairman of the Board of Directors and CEO from April 2013 to April 2014. Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer from April 2013 to April 2014.

Main activity of the company: Lease operations.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from 2007 to 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Bunge Group – Bunge Brasil S.A.: Executive Vice-President from 2003 to 2006; Fosfertil, Ultrafertil and Fertifos: Member of the boards of directors; Bunge Foundation, Bungeprev and Fosfertil: Member of the Audit Committee.

PricewaterhouseCoopers from 1981 to 2003: Active partner in the Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products divisions.

Educational Background: Bachelor’s degree in Business Administration from the Getúlio Vargas Foundation (State of Sao Paulo) and in Accounting from the Paulo Eiró Foundation (State of São Paulo); Postgraduate degrees and special professional courses: E-Business Education Series from the University of Virginia Darden School of Business; Executive M.B.A. from the University of Western Ontario, in Canada; Case Studies

in consumer and retail companies; Center for Executive Development Faculty at Princeton University, Business Strategy and Organization; Continuing Education Management and Professional Training, Arundel, England; Executive Business Development – Finance and Investment Decision Course – Analyzes and Measures at the Getúlio Vargas Foundation (State of São Paulo); Continuing Education Course at Harvard Business School, Making Corporate Boards More Effective – United States.

Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii - any conviction in an administrative proceeding of the CVM and the penalties applied; iii - any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity: no records.

Alfredo Egydio Arruda Villela Filho - 066.530.838-88

Itaú Unibanco Holding S.A.:

Vice-Chairman of the Board of Directors since March 2003 (non-executive director); member of the Disclosure and Trading Committee from November 2008 to July 2015, and of the Appointments and Corporate Governance Committee since August 2009, of the Compensation Committee since February 2011, of Appointments and Compensation from May 2006 to June 2009, and Accounting Policies from July 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-Chairman of the Board of Directors from August 2002 to March 2003. Main activity of the company: Multiple bank with commercial portfolio.

Itaúsa - Investimentos Itaú S.A.: member of the Board of Directors since August 1995, being Chairman since May 2015; Vice-Chairman from May 2011 to May 2015; Chief Executive Officer from September 2009 to May 2015; Chairman of the Ethics, Disclosure and Trading Committee from April 2005 to May 2015, Chairman of the Investment Policies Committee and Member of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Duratex S.A.: Member of the Board of Directors since 1996 and Vice-Chairman since 2008; Member of the Personnel, Appointments and Corporate Governance Committee since November 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: member of the Board of Directors from April 2004 to April 2010, and Chairman from April to November 2009; Vice-Chairman from April 2004 to April 2009 and from November 2009 to April 2010. Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: member of the Board of Directors since April 1997; Vice-Chairman since January 2010; Chairman from April 2009 to January 2010; Vice-Chairman from April 1997 to April 2009.

Main activity of the company: Ownership interest in other companies in Brazil and abroad, and particularly in those engaged in banking and commercial automation equipment and provision of services.

Academic Background: Bachelor’s degree in Mechanical Engineering from Mauá Engineering School of the Instituto Mauá de Tecnologia in 1992, and post-graduate degree in Business Administration from Fundação Getúlio Vargas.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Israel Vainboim - 090.997.197-87

Itaú Unibanco Holding S.A.: Member of the Board of Directors from November 2008 to April 2015; Member of the Strategy and Disclosure Committee and Compensation and Corporate Governance Committee from June 2009 to April 2015; Non-management member of the Compensation Committee since April 2015. Main activity of the company: Holding company.

Unibanco - União de Bancos Brasileiros S.A.: Head of Backoffice of the Unibanco Group, from 1973 to 1977; Vice-President from 1978 to 1988; President from 1988 to August 1992; Member of the Board of Directors from 1988 to 2008.

Main activity of the company: Multiple bank with commercial portfolio.

Unibanco Holding S.A.: Executive Officer from 1994 to 2007; Chairman of the Board of Directors from 2007 to 2009; Member of the Board of Directors from 1988 to 2009. Main activity of the company: Holding company.

Academic Background: Bachelor’s degree in Mechanical Engineering from Universidade Federal Rio de Janeiro (UFRJ); MBA from the University of Stanford.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Pedro Luiz Bodin de Moraes - 548.346.867-87

Itaú Unibanco Holding S.A.: member of the Board of Directors since February 2009 (independent director); member of Capital and Risk Management Committee since August 2009; member of Compensation Committee since February 2011 e member of Related Parties Committee since April 2013. Main activity of the company: Holding company.

Unibanco – União de Banco Brasileiros S.A.: member of the Board of Directors from July 2003 to December 2008. Main activity of the company: Multiple bank with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1990 to 1991. Main activity of the company: Development bank.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Main activity of the company: Multiple bank with commercial portfolio.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner since 2003.

Main activity of the company: Holding company.

Academic Background: Bachelor’s and Master’s degrees in Economics from Pontifícia Universidade Católica of Rio de Janeiro (PUC-Rio). PhD in Economics from the Massachusetts Institute of Technology (MIT)

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Pedro Moreira Salles - 551.222.567-72

Itaú Unibanco Holding S.A.: Chairman of the Board of Directors since August 2009 (non-executive director); Chairman of the Appointments and Corporate Governance Committee, and Personnel Committee since August 2009 and Compensation Committee since February 2011; Member of the Strategy Committee since April 2016, and President since August 2009; Executive Vice-President from November 2008 to August 2009.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from February 2010 to April 2012. Main activity of the company: Multiple bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman of the Board of Directors and Chief Executive Officer from September 2004 to November 2008. Main activity of the company: Multiple bank with commercial portfolio.

Unibanco Holding S.A.: Vice-Chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008. Main activity of the company: Holding company.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009. Main activity of the company: Insurance

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009. Main activity of the company: Holding company.

Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008; member of the Board of Directors from November 2008 to June 2015; Chief Executive Officer since 2015. Main activity of the company: Holding company.

IUPAR - Itaú Unibanco Participações S.A.: Chief Executive Officer since June 2015; member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012. Main activity of the company: Holding company.

Porto Seguro S.A.: Vice-Chairman of the Board of Directors from November 2009 to March 2012. Main activity of the company: Holding company.

Totvs S.A.: Member of the Board of Directors since March 2010. Main activity of the company: Communication and Technology.

Academic Background: Bachelor’s degree, magna cum laude in Economics and History from the University of California, Los Angeles, and attended the International Relations program at Yale University and the OPM – Owner/President Management Program at Harvard University.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alexsandro Broedel Lopes - 031.212.717-09

Itaú Unibanco Holding S.A.: Executive Officer since April 2015, and Officer from August 2012 to March 2015; member of the Disclosure and Trading Committee since October 2013, in addition to a management position in other subsidiaries of the Itaú Unibanco Conglomerate. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activity of the company: Multiple bank with commercial portfolio.

Investimentos Bemge S.A.: Officer since June 2012.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itauseg Participações S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since August 2012. Main activity of the company: Lease operations.

Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master’s and PhD programs. Main activity: Educational institution.

Brazilian Securities Commission (CVM): Officer from 2010 to 2012. Main activity of the company: General public administration.

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm.

BM&F Bovespa S.A.: Member of the Audit Committee in 2012. Main activity of the company: Regulatory body.

CETIP S.A. - Mercados Organizados (CETIP S.A. – The Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors since May 2013. Main activity of the company: Organized over-the-counter markets managing company.

Accounting Standards Advisory Forum (ASAF) of the International Accounting Standards Board (IASB): member since 2010.

IRB Brasil Resseguros: member of the Board of Directors since 2015.

International Integrated Reporting Committee – IIRC: member.

FEA-USP: Full professor.

EAESP-FGV: Professor from 2001 to 2002.

Manchester Business School: Professor in 2005.

London School of Economics: Visiting professor.

Mr. Broedel has published a number of technical books and articles in Brazil and abroad.

Academic background: PhD in Accounting and Finance – Manchester Business School (2008); PhD in Controllership and Accounting from Universidade de São Paulo (USP) (2001); Bachelor’s degree in Accounting (1997) from Universidade de São Paulo (USP); and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alfredo Egydio Setubal - 014.414.218-07

Itaú Unibanco Holding S.A.: member of the Board of Directors since June 2007 (non-executive director); Managing Vice-President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; member of the Appointments and Corporate Governance Committee since August 2009; member of the Capital and Risk Management Committee since April 2015; member of the Personnel Committee since April 2015 and of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itaú Unibanco S.A.: Managing Vice-President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993.

Main activity of the company: Multiple bank with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice-Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and member of Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Associação Nacional dos Bancos de Investimentos – ANBID (National Association of Investment Banks): Vice-President from 1994 to August 2003 and President from August 2003 to August 2008;

Associação da Distribuidora de Valores – ADEVAL (Association of Broker-Dealers): member of the Advisory Board since 1993;

Associação Brasileira das Companhias Abertas – ABRASCA (Brazilian Association of Listed Capital Companies): member of the Management Board since 1999;

Instituto Brasileiro de Relações com Investidores – IBRI (Brazilian Institute of Investors Relations): member of the Board of Directors from 1999 to 2009 and Chairman of President of the Superior Guidance, Nomination and Ethics Committee since 2009;

São Paulo Museum of Modern Art – MAM: Financial Officer since 1992.

Academic Background: Bachelor’s degree in 1980 and postgraduate degree in Business Administration from Fundação Getúlio Vargas, with specialization course at INSEAD (France).

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07

Itaú Unibanco Holding S.A.: Officer since April 2015; member of Disclosure and Trading Committee since October 2014. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, acting in the Coordination and Supervision of M&A (Mergers and Acquisitions) Legal Matters, Corporate Legal Matters, Corporate Paralegal Matters, Antitrust Legal Matters and International Legal Matters (responsible for the matrix management of the legal teams of the Itaú

Unibanco Conglomerate’s foreign units and for the follow up and evaluation of the main legal matters regarding these units). Main activity of the company: Multiple bank with commercial portfolio.

Tozzini Freire Lawyers: He acted in the areas of corporate law and contract law from August 1998 to February 2005. Main activity of the company: Legal services.

Academic Background:

Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999. Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001 and Master’s degree (“Master at Laws” – LL.M.) from Columbia University School of Law New York – NY in 2004.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Caio Ibrahim David - 101.398.578-85

Itaú Unibanco Holding S.A.: Director Vice-President since december 2016; Executive Officer from June 2010 to April 2015; member of Disclosure and Trading Committee since July 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-President since July 2013; Executive Officer from August 2010 to July 2013; responsible for the Finance Area. He joined the group in 1987 as a trainee, working in the controllership, and market and liquidity risk control areas Main activity of the company: Multiple bank with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors since April 2012 and Managing Vice-President from October 2010 to April 2013. Main activity of the Company:Support to companies in which it holds interest, including carrying out studies and availability of funds.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since July 2010. Main activity of the company: Lease operations.

Itauseg Participações S.A.: Executive Officer from April 2010 to April 2013 and Chief Executive Officer from May 2013 to March 2015. Main activity of the company: Holding company.

Redecard S.A.: Vice-Chairman of the Board of Directors from June 2010 to December 2012 and Member of the Board of Directors from May 2010 to December 2012. Main activity of the company: Provider of means of payment services.

Academic Background: Bachelor’s degree in Engineering from Universidade Mackenzie (1986 to 1990), with post graduation in Economics and Finance (1992 to 1993) from Universidade de São Paulo and Master’s degree in Controllership also from Universidade de São Paulo (1994 to 1997) and MBA from the New York University (1997 to 1999) with specialization in Finance, Accounting and International Business.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Candido Botelho Bracher - 039.690.188-38

Itaú Unibanco Holding S.A.: Director-General since April 2015; Vice-President from August 2005 to April 2015; member of the Board of Directors since February 2009 (Executive Director); member of the Personnel Committee from August 2009 to April 2015, member of the Capital and Risk Management Committee since June 2008, and Strategy since April. Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from March 2013 to April 2015; Chief Executive Officer since August 2005; Managing Vice-President from February 2003 to August 2005. Main activity of the company: Multiple-service bank, with investment portfolio.

Banco Itaú BBA Creditanstalt S.A.: Officer (1988 to 2003).

Main activity of the company: Multiple-service bank, with investment portfolio.

BM&F Bovespa S.A.: member of the Board of Directors from April 2009 to June 2014. Main activity of the company: Commodities and futures exchange.

Companhia Brasileira de Distribuição: Alternate member of the Board of Directors from September 1999 to June 2005; member of the Board of Directors from June 2005 to March 2013. Main activity of the company: Retail business.

Academic background: Bachelor’s degree in Business Administration from Escola de Administração de Empresas de São Paulo of Fundação Getúlio Vargas in 1980.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Carlos Henrique Donegá Aidar - 076.630.558-96

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since January 2015. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2008. In December 1986, he joined the staff of this financial institution, and over his career, his main assignments were: preparation of the consolidated budget of distribution channels and products; estimates of the main financial variables, such as volumes of loans, spreads, fees and costs; studies of economic feasibility related to new business; management of the controllership’s main support system by validating data, accounting consistency, financial calculation modeling and production of monthly databases to determine results; monitoring of treasury results, development of result analyses, asset and liquidity management instruments. Main activity of the company: Multiple bank with commercial portfolio.

Academic Background: Bachelor’s degree in Economic Sciences from Faculdade de Ciências Econômicas de São Paulo of Fundação Escola de Comércio Álvares Penteado, in 1986. Post graduation in Finance from Universidade de São Paulo in 1994.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Demosthenes Madureira de Pinho Neto – 847.078.877-91

Itaú Unibanco Holding S.A.: member of the Board of Directors since May 2012 (non-executive director); member of the Appointments and Corporate Governance and Capital and Risk Management committees since July 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer from November 2008 to January 2012.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Vice-President from November 2008 to April 2009.

Main activity of the company: Multiple-service bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Vice-President from December 2004 to April 2009.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco Asset Management: Executive Officer from August 2002 to July 2005.

Main activity of the company: Securities custody and portfolio management.

ANBID: Vice-President from 2000 to 2003.

Main activity of the company: Trade association.

Dresdner Asset Management: CEO from November 1999 to 2002.

Main activity of the company: Private banking.

Central Bank of Brazil: Director of Internal Affairs from 1997 to March 1999.

Main activity of the company: Federal government agency.

Ministry of Finance: General Coordinator of Monetary and Financial Policy in 1993.

Main activity of the company: General public administration.

Professor of Economics and Finance at FGV-SP, PUC-RJ, and INSPER / IBEMEC SP from 1991 to 2004.

Academic background: Bachelor’s and Master’s degrees in Economics from PUC-RJ, and PhD in Economics from University of California, Berkeley.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Mazzilli de Vassimon - 033.540.748-09

Itaú Unibanco Holding S.A.: General Director since December 2016; Managing Vice-President from Abril 2015 to December 2016; Executive Officer from March 2013 to April 2015. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Foreign Exchange General Manager from 1980 to 1990; he became Executive Vice-President in March 2013. Main activity of the company: Multiple bank with commercial portfolio.

Banco Itaú BBA S.A.: Member of the Board of Directors from November 2004 to April 2015 and Managing Vice-President from November 2004 to December 2008, in charge of the following departments: international, financial institutions, products, customer service and treasury.

Main activity of the company: Multiple bank, with investment portfolio.

Banco Itaú BMG Consignado S.A.: Member of the Board of Directors since May 2013.

Main activity of the company: Multiple bank with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors since February 2013.

Main activity of the company: Holding of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since April 2015.

Main activity of the company: Lease operations.

Banco BBA-Creditanstalt S.A.: Deputy Foreign Exchange Officer from 1990 to 1991 and International Area Officer from 1992 to 2003.

Main activity of the company: Multiple bank, with investment portfolio.

Academic Background: Bachelor’s degree in Economics from Universidade de São Paulo (USP) in 1980 and in Business Administration from Fundação Getúlio Vargas (FGV) in 1980; postgraduate degree from the São Paulo Business Administration School of Fundação Getúlio Vargas (EAESP/FGV) in 1982 and from École dês Hautes Études Commerciales, in France, in 1982

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fábio Colletti Barbosa - 771.733.258-20

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2015 (independent director); a member of the Personnel, Appointments and Corporate Governance, and Strategy committees since April 2015.

Main activity of the company: Holding company.

Abril Comunicações S.A.: President from September 2011 to March 2014.

Main activity of the company: Printing of books, magazines and other periodicals.

Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Real S.A.: CEO from 1998 to 2008.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Fundação OSESP: Chairman of the Board of Directors since 2012.

Insper - Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010.

UN Foundation (Fundação das Nações Unidas – USA): Board member since 2011.

Instituto Empreender Endeavor: Board member since 2008.

Almar Participações S.A.: Board member since 2013.

Vox Capital – Investimentos: Member of the Advisory Council since 2012.

Gávea Investments: Member of the Investment Committee since September 2015.

Academic background: Bachelor’s degree in Economics from School of Economics of Fundação Getúlio Vargas of São Paulo, and Master’s degree in Business Administration from Institute for Management Development, of Lausanne.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Fernando Marsella Chacon Ruiz - 030.086.348-93

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since July 2009. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since September 2008 and Managing Officer from January 2007 to September 2008. Main activity of the company: Multiple bank with commercial portfolio.

Banco Itauleasing S.A.: Officer from November 2008 to April 2009.

Main activity of the company: Multiple bank with commercial portfolio.

Academic Background: Bachelor’s degree in Mathematics from Pontifícia Universidade Católica de São Paulo - PUC-SP in 1986. Extension course in Technology (Specialization) and Financial Administration in 1986.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Galló – 032.767.670-15

Itaú Unibanco Holding S.A.: member of the Board of Directors since April 2016 (independent director) and member of Personnel Committee since June 2016. Main activity of the company: Holding company.

Lojas Renner S.A.: member of the Board of Directors since 1998, acting as the Chairman of that Board from 1999 to 2005; Chief Executive Officer from March 1999; Superintendent Director from September 1991 to March 1999. Main activity of the company: Chain of apparel department stores.

Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005.

Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A.

Dromegon Participações Ltda.: Officer since September 2005.

Main activity of the company: Holding company of non-financial institutions.

LR Investimentos Ltda.: Officer since August 2008.

Main activity of the company: Holding company of non-financial institutions.

Realize Participações S.A.: Officer since December 2015.

Main activity of the company: Other special partnerships, except for holding companies.

Rumos Consultoria Empresarial Ltda.: Officer since March 1987.

Main activity of the company: Advisory in business management, except for specific technical advisory services.

SLC Agrícola S.A.: member of the Board of Directors since April 2007.

Main activity of the company: Agriculture supporting activities.

Localiza Rent a Car S.A.: member of the Board of Directors since October 2010.

Main activity of the company: Car rental and fleet management.

Instituto Lojas Renner: member of the Board of Directors since June 2008.

Main activity of the company: Association activities.

IDV - Instituto para Desenvolvimento do Varejo: member of the Board of Directors since July 2004. Main activity of the company: Other professional association activities.

Câmara de Dirigentes Lojistas (Retail Managers Chamber) of Porto Alegre: Vice-Chairman since June 2004.

Main activity of the company: Organization of trade and business association activities.

Academic background: Bachelor's degree in Business Administration from Escola de Administração de Empresas de São Paulo - Fundação Getúlio Vargas in 1974.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO. The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2006 (independent director); Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; member of the Capital and Risk Management Committee since July 2008 and the Related Parties Committee since April 2013 and Compensation Committee since June 2016; member of the Fiscal Council from March 2003 to April 2006. Main activity of the company: Holding company.

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002. Main activity of the company: Consultancy.

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003. Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998. Main activity of the company: Consultancy on Economics.

Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997 Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992. Main activity of the company: Federal government agency.

Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979. PhD in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Leila Cristiane Barboza Braga de Melo - 153.451.838-05

Itaú Unibanco Holding S.A.: Executive Officer since April 2015; member of the Disclosure and Trading Committee since January 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since April 2015, she is responsible for the Legal Area, which comprises Legal Matters - Litigation, Legal Matters – Retail, Legal Matters – Wholesale, and Institutional and International Legal Matters, and also the Ombudsman’s Office; Officer from February 2010 to March 2015. Main activity of the company: Multiple-service bank, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Deputy Director from October 2008 to April 2009. She joined Unibanco in 1997, acting in Unibanco’s Legal Advisory department in operations involving banking products, credit card, real estate and vehicle financing, and projects regarding mergers and acquisitions, corporate restructuring and capital markets, among others. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law, majoring in Corporate Finance and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), Fundamentals of Business Law - NYU - New York University.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marcelo Kopel - 059.369.658-13

Itaú Unibanco Holding S.A.: Officer since June 2014 and Investor Relations Officer since February 2015. Member of the Disclosure and Trading Committee since January 2014, acting as its Chairman since February 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2014.

Main activity of the company: Multiple-service bank, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors and CEO since April 2014.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Dibens Leasing S.A. - Arrendamento Mercantil: Officer since June 2014 and Chairman of the Board of Directors since April 2015. Main activity of the company: Lease operations.

Redecard S.A.: Executive Officer from May 2010 to July 2014.

Main activity of the company: Provider of means of payment services.

Banco Credicard S.A.: Officer from November 2004 to February 2010 and Member of the Board of Directors from February 2010 to April 2010.

Main activity of the company: Multiple-service bank, without commercial portfolio.

Banco Citibank S.A.: Finance Officer from 2006 to 2010.

Main activity of the company: Commercial banking, with investment portfolio.

Banco ING no Brasil: Finance Officer from 1992 to 1998, and in Latin America from 1998 to 2002. Main activity of the company: Set up of a foreign company in Brazil.

Bank of America: Acting as Finance Officer, concurrently with the position of Operations Officer from 2002 to 2003. Main activity of the company: Multiple-service bank, with commercial portfolio.

Academic background: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado - FAAP

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Nildemar Secches - 589.461.528-34

IItaú Unibanco Holding S.A.: member of the Board of Directors since May 2012 (independent director); member of the Strategy Committee since July 2012, and Chairman since April 2016; Chairman of the Related Parties Committee since April 2013; Member of the Personnel Committee since April 2013. Main activity of the company: Holding company.

WEG S.A.: Vice-chairman of the Board of Directors from 1998 to 2011; Member of the Board of Directors since 2011.

Main activity of the company: Holding company.

Iochpe-Maxion: Vice-chairman of the Board of Directors since 2004.

Main activity of the company: Holding company.

Ultrapar S.A.: member of the Board of Directors since April 2002.

Main activity of the company distribution of fuels, chemicals and storage of liquid bulk.

Suzano Papel e Celulose: member of the Board of Directors since May 2008.

Main activity of the company: paper and pulp industry.

Brasil Foods - BRF S.A.: Chairman of the Board of Directors from April 2007 to April 2013.

Main activity of the company: Food industry.

Perdigão S.A.: CEO from January 1995 to October 2008.

Main activity of the company: Food industry

Iochpe-Maxion Group: Corporate Director-General from 1990 to 1994.

Main activity of the company: Industrial holding company.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES - (Brazilian Social and Economic Development Bank): Director from 1987 to 1990. Main activity of the company: development bank.

Associação dos Produtores e Exportadores de Frangos (Association of Producers and Exporters of Poultry): President from 2001 to 2003. Main activity of the company: Association.

Academic background: Bachelor’s degree in Mechanical Engineering from USP of São Carlos, post-graduate degree in Finance from PUC of Rio de Janeiro. PhD in Economics from Unicamp of Campinas.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Ricardo Villela Marino - 252.398.288-90

Itaú Unibanco Holding S.A.: : Member of the Board of Directors since June 2008 (Executive Director); member of the Personnel Committee from August 2009 to April 2015; member of the Capital and Risk Management Committee from June 2008 to April 2009 and member of the Strategy Committee since June 2010. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Vice-President since August 2010; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005. Main activity of the company: Multiple-service bank, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Board of Directors since April 2011 and member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Duratex S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing, sale, import and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services.

Academic background: Bachelor’s degree in Mechanical Engineering from Escola Politécnica of the Universidade de São Paulo (USP) in 1996, Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Roberto Egydio Setubal - 007.738.228-52

Itaú Unibanco Holding S.A.: Vice-Chairman of the Board of Directors (executive director) since March 2003, Chief Executive Officer since November 1995, Chairman of the International Advisory Board from March 2003 to April 2009; member of the Strategy Committee and the Personnel Committee since August 2009; member of the Capital and Risk Management Committee since June 2008; member of the Appointments and Compensation Committee from May 2006 to April 2009; and member of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; Director-General from July 1990 to April 1994; member of the Board of Directors from May 1991 to March 2003. Main activity of the company: Multiple-service bank, with commercial portfolio.

Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015. Main activity of the company: Multiple-service bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011. Main activity of the company: Multiple-service bank, with commercial portfolio.

Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008. Main activity of the company: Holding company.

Itaúsa – Investimentos Itaú S.A.: Vice-President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

President of the Brazilian Federation of Banks (FENABAN) and Brazilian Federation of Bank Associations (FEBRABAN) from April 1997 to March 2001;

President of the Advisory Board of the Brazilian Federation of Bank Associations (FEBRABAN) since October 2008;

Member of the Board of the International Monetary Conference since 1994;

Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002;

Member of the Trilateral Commission and International Board of the New York Stock Exchange – NYSE since April 2000;

Member of the China Development Forum since 2010; Co-Chair of the WEF 2015 (World Economic Forum) since 2015.

Academic background: Bachelor’s degree in Production Engineering from Escola Politécnica of Universidade de São Paulo, in 1977, and a Master’s degree in Science Engineering from Stanford University, in 1979

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Politically Exposed Persons

Regarding the members of the Board of Directors, Executive Board, Fiscal Council and Committees, we classify as politically exposed persons Alexsandro Broedel Lopes and Maria Helena dos Santos Fernandes de Santana.

Alexsandro Broedel Lopes was an Officer at the Brazilian Securities and Exchange Commission (CVM) between January 4, 2010 and January 2, 2012.

Maria Helena dos Santos Fernandes de Santana held the position of President of the Brazilian Securities and Exchange Commission (CVM) between July 20, 2007 and July 14, 2012.

12.13 – OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEMS 12.5/6 AND 12.7/8

A  - TOTAL OF MEETINGS HELD BY BODY:

Body	Number
Board of Directors	11
Fiscal Council	3
Audit Committee	35
Disclosure and Trading Committee	4
Strategy Committee	2
Capital and Risk Management Committee	7
Appointments and Corporate Governance Committee	2
Related Parties Committee	2
Personnel Committee	3
Compensation Committee	4

B  – CONSECUTIVE TERMS OF OFFICE:

For the number of consecutive terms of office: 1) of the members of the Board of Directors, Fiscal Council, Audit Committee, Other Committees and Executive Board, the following criteria were adopted: (a) counting as from Itaú Unibanco Merger on November 3, 2008; (b) inclusion of terms of office with periods shorter than 1 year in case a member joins the body after the beginning of a term of office; and (c) inclusion of current terms of office; 2) For the Directors Carlos Roberto de Albuquerque Sá and José Caruso Cruz Henriques, the terms of offices of the alternate member of the Fiscal Council was considered; 3) considering the instruction not to identify twice the management member in case of accumulation of positions, we inform that the number of consecutive terms of office for Management Members Roberto Egydio Setubal and Candido Botelho Bracher at the issuer’s Executive Board is 8 terms of office for both of them.

For the number of consecutive terms of office of the members of the Disclosure and Trading Committee, the following criteria were adopted: (a) counting as from Itaú Unibanco Merger on November 3, 2008; (b) inclusion of current terms of office.

C  – MEETING ATTENDANCE PERCENTAGE:

For calculation of the meeting attendance percentage: a) of the members of the Board of Directors, Fiscal Council, Audit Committee and Other Committees, the meetings held since the investiture date of the members until March 1, 2016 were considered, i.e., the numbers included in the table above; b) there is no calculation of the meeting attendance percentage for the members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas-Net system is disabled;

For calculation of the meeting attendance percentage of the members of the Disclosure and Trading Committed, the meetings held in the period from April 22, 2015 to January 19, 2016.

D  – INDEPENDENCE CRITERION FOR MEMBERS OF THE AUDIT COMMITTEE:

All members of the Audit Committee were considered independent, in compliance with the applicable regulation and pursuant to the conditions set forth in the Audit Committee Regulation, and they cannot be, or have been, in the last twelve months, (i) an officer of Itaú Unibanco or its affiliates; (ii) an employee of Itaú Unibanco or its affiliates; (iii) head technician, officer, manager, supervisor or any other member holding a management position in the team involved in the external audit work of Itaú Unibanco or its affiliates; (iv) member of the Fiscal Council of Itaú Unibanco or its affiliates; (v) parent company of Itaú Unibanco or its affiliates ; or (vi) individual holding a direct or indirect ownership interest exceeding ten per cent of voting capital of Itaú Unibanco or its affiliates.

E  – ADDITIONAL INFORMATION

1- We inform the end of the term office of the member of the fiscal council Iran Siqueira Lima, due to his death. Pursuant to article 2, paragraph 2, of the Fiscal Council, in case of absence, impediment, resignation or death, the member will be replaced by the respective alternate.

2- We inform the end of the term office of the member of the Audit Committee Sergio Darcy da Silva Alves, due to his death.

3- Mr. Ricardo Baldin will not take the office as a member of the Audit Committee to which he was appointed by the resolution of the meeting of the Board of Directors held on April 28, 2016 because he had accepted an invitation to take part of the Executive Board of the National Bank for Economic and Social Development (BNDES).

4. We inform that the date of investiture of Mr. Rogério Paulo Calderón Peres, member elected to the Audit Committee, is pending approval of the Central Bank of Brazil.

5. We communicate that the date when Messrs. André Sapoznik and Caio Ibrahim David, elected members of the Executive Board, will take office is pending approval of the Central Bank of Brazil.

6. At the Board meeting held on December 09, 2016, Mr. Eduardo Mazzilli de Vassimon was moved from the position of Managing Vice-President to General Director.

On November 9, 2016, we announced a number of changes to our Executive Committee, in accordance with the transition process which we communicated to the market more than two years ago.

After more than 22 years leading the organization, Roberto Setubal has reached the age limit for acting as our Chief Executive Officer. As per the General Shareholders Meeting, Mr. Setubal will leave the Executive Presidency of Itaú Unibanco and will act, together with Pedro Moreira Salles, as co-chairman of the Board of Directors of the Company.

Marco Bonomi, who has also reached the age limit for acting as an executive officer, will leave the position of Retail General Officer (Diretor Geral de Varejo) and will take over as a member of the Board of Directors of Itaú Unibanco, a position for which he will be appointed during the next General Shareholders Meeting. With more than four decades of experience in the retail business, Mr. Bonomi will certainly add valuable contributions to the Board of Directors in view of his knowledge of the banking industry.

Candido Bracher will replace Mr. Setubal as our new Chief Executive Officer. With more than 36 years of experience in the financial market, Mr. Bracher has held, within the last 28 years, positions at BBA Creditanstalt, Itaú BBA and Itaú Unibanco, in several functions, contributing to the evolution of the respective organizations.

Eduardo Vassimon, who joined the Itaú Unibanco Group in 1980 and served, during the last years, as CFO and CRO of the bank, will replace Mr. Bracher as the Company’s Wholesale General Officer (Diretor Geral de Atacado), leading the businesses of large and middle corporations, investment banking, Asset Management, Private Banking and Treasury, as well as Latin America businesses.

Marcio Schettini, who spent much of his career in several retail businesses and performed a fundamental role in the recent transformation of the technology department of Itaú Unibanco, will assume the position of General Retail Officer (Diretor Geral de Varejo), replacing Mr. Bonomi in the management of the banking branches, small and middle companies, credit cards and “Rede” (our card acquiring business), real estate, insurance and vehicles. Our marketing department will also be under his supervision.

Caio David will rejoin the Executive Commitee of Itaú Unibanco as Vice President and will be responsible for the Risk and Finance areas, assuming the position of CFO and CRO of the company. During the few last years, Mr. David performed the role of CFO with distinction and, more recently, the role of Treasurer of Itaú Unibanco, with excellent results, leaving the area well prepared for this new phase.

André Sapoznik, who built his career in Itaú Unibanco on the retail businesses, will be promoted to the position of Vice President and will lead the Technology and Operations departments in lieu of Mr. Schettini.

Claudia Politanski remains as Vice President of Human Resources, Legal and Ombudsman, Corporate Communication and Institutional and Governmental Relations. Ms. Politanski had a crucial role in the management of the cultural renewal process of the Itaú Unibanco Group. The diversity of her talents, which allows, today, a smooth transition of this magnitude, reflects the success of her work.

12.13 – OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEM 12.9

12.9. The existence of marital relationship, stable union or kinship extended to relatives up to second degree:

a) Issuer’s management members;

b) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries;

c) (i) Issuer’s management members or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies;

d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies

a) Issuer’s management member: Alfredo Egydio Setubal (member of the Board of Directors) is the brother of Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer).

b) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries:

Not Applicable.

c) (i) Management members of the Issuer or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies:

•	Pedro Moreira Salles (Chairman of the Board of Directors) together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the issuer’s controlling group;

•	The brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer) and Alfredo Egydio Setubal (member of Board of Directors), together with his brothers and sister José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the issuer’s controlling group

•	Alfredo Egydio Arruda Villela Filho (Vice-Chairman of the Board of Directors), together with his sister Ana Lúcia de Mattos Barretto Villela, are in the issuer’s controlling group and

•	Ricardo Villela Marino (member of Board of Directors), together with his mother Maria de Lourdes Egydio Villela and his brother Rodolfo Villela Marino, are in the issuer’s controlling group.

d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies:

•	Pedro Moreira Salles (Chairman of the Board of Directors), together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações;

•	The brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer) and Alfredo Egydio Setubal (member of Board of Directors) together with his brother Ricardo Egydio Setubal, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A.;

•	The brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer) and Alfredo Egydio Setubal (member of Board of Directors) together with his brothers Paulo Setubal Neto and Ricardo Egydio Setubal, are in the management of parent company Itaúsa – Investimentos Itaú S.A.;

•	Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer), together with his brother Ricardo Egydio Setubal, is in the management of parent company Companhia Esa;

•	Alfredo Egydio Arruda Villela Filho (Vice-Chairman of the Board of Directors) is in the management of parent companies Itaúsa – Investimentos Itaú S.A., Companhia Esa and IUPAR – Itaú Unibanco Participações S.A.;

12.13 – OTHER RELEVANT INFORMATION - ADDITIONAL INFORMATION OF ITEM 12.10

12.10. Inform on subordination, services provision or control relationships maintained for the last three years between the Issuer’s management members:

a) Issuer’s direct or indirect subsidiary, except for those in which the issuer holds, either directly or indirectly, total capital;

b) Issuer’s direct or indirect parent group;

c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people.

a) Issuer’s direct or indirect subsidiary, except for those in which the issuer holds, either directly or indirectly, total capital:

The Management member Ricardo Villela Marino holds a management position in subsidiaries. In addition, the management member Cândido Botelho Bracher is part in a shareholders’ agreement related to the shares of Banco Itaú BBA S.A. (On December 2, 2015, the rescission of said shareholders’ agreement was formalized and its effectiveness is conditioned to the approval by the Central Bank, of the resolution of redemption of shares adopted by the shareholders of Banco Itaú BBA S.A. in an Extraordinary Shareholders’ Meeting held on December 2, 2015).

b) Issuer’s direct or indirect parent group:

The management members Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal are part of the controlling group of Itaú Unibanco.

c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people:

Not Applicable.

12.13. OTHER RELEVANT INFORMATION OF ITEM 12.13

a)	Regarding the meetings held in the three (3) past years, we inform:

Year	Type of Meeting	Date/Time	Quorum

2015	Annual	04.29.2015 3:00 p.m.	more than 90% of common shares and more than 20% of preferred shares
	Extraordinary	04.29.2015 3:05 p.m.	more than 90% of common shares and more than 4% of preferred shares
	Extraordinary	04.29.2015 3:10 p.m.	more than 90% of common shares and more than 4% of preferred shares
2014	Extraordinary	04.23.2014 3:00 p.m.	more than 90% of common shares and more than 5% of preferred shares
	Extraordinary	04.23.2014 3:05 p.m.	more than 90% of common shares and more than 5% of preferred shares
	Annual	04.23.2014 3:10 p.m.	more than 90% of common shares and more than 20% of preferred shares
	Extraordinary	04.23.2014 3:15 p.m.	more than 90% of common shares and more than 5% of preferred shares
2013	Extraordinary	04.19.2013 3:00 p.m.	more than 90% of common shares and more than 3% of preferred shares
	Annual Extraordinary	04.19.2013 3:20 p.m.	more than 90% of common shares and more than 18% of preferred shares
		04.19.2013 3:40 p.m.	more than 90% of common shares and more than 3% of preferred shares

b)	Training in 2015

Executive Board:

Training	Audience	Frequency	Adhesion	Proposal for 2016

Risk Culture	Up to Members of the Board Specific of Directors	dates	100%	Continues in 2016

Reporting	Officers	Annual	77%	Continues in 2016

Executive Seminars	Superintendents Officers	and Annual	68%	New cycle in 2016

Audit Committee:

The Audit Committee has autonomy to establish and contract training activities. The Audit Committee does not have a pre-established training program, contracting training when a specific need is identified for the body or its members. Additionally, the Committee makes benchmark, for the topics under its responsibility and that it considers significant, including abroad, with other organizations or with the best practices identified by consultants.

In 2015, a training on regulatory, financial and tax environment abroad was conducted, as well as another one on risk culture, with benchmark for operating aspects of the Audit Committee and activities of the Internal Audit with financial entities and consulting companies in the United States of America. Also in 2015, the Audit Committee developed a program to introduce the Committee to new members.

c)	Relationship among the Audit Committee, the Executive Board, and the Chairman of the Board of Directors

Based on the responsibilities established in its Regulations and on the assessment of the main risks of Itaú Unibanco’s Conglomerate, the Audit Committee establishes annually its meeting schedule, including with the Executive Board. This annual planning is permanently revised by the Audit Committee, which may change its meeting planning at any time.

Over 2015, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit and Internal Controls, Compliance and Operating Risk. Also in 2015, the Audit Committee held meetings with the following areas: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market Risk, Legal, Proprietary Business, Ombudsman's Office and with the Ombudsman, and with those responsible for a number of business of Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco’s units in Latin America and in the North hemisphere (United States of America and Caribbean, Europe, Asia and Middle East), as well Banco Itaú Chile’s integration project into CorpBanca.

At least quarterly, the Audit Committee holds a joint meeting with the Chief Executive Officer of Itaú Unibanco Holding S.A. and with the Chairman of the Board of Itaú Unibanco Holding S.A., in which the Audit Committee presents its findings and recommendations and monitors the progress of the recommendations previously submitted.

Relationship among the Audit Committee, the Board of Directors and the Fiscal Council

The Audit Committed is linked to the Board of Directors of Itaú Unibanco Holding S.A. The Chairman of the Audit Committee presents, at least twice a year, to the Board of Directors, the outcome of work performed in the six-month period by the Audit Committee, as well as its recommendations, including about the financial statements, evaluation of the external auditor, internal auditor and internal controls, compliance and operating risk area. As from 2015, the Audit Committee reports to the Board of Directors the correspondence received from regulatory authorities in Brazil that need to be analyzed by the Board of Directors. In 2015, the chairman of the Audit Committee presented matters in five meetings of the Board of Directors.

The Audit Committee meets annually with the members of the Fiscal Council of Itaú Unibanco Holding S.A., when the notes of the Audit Committee about the consolidated financial statements of Itaú Unibanco Holding S.A. for the year ended in December of each year are presented thereto.

Relationship between the Board of Directors and the Fiscal Council

The Fiscal Council takes part in all meetings of the Board of Directors in which the financial statements of the Issuer are examined (therefore, 4 times a year).

Relationship between the Fiscal Council and the Executive Board

The Fiscal Council meets the Executive Board of Itaú Unibanco Holding S.A. when the financial statements of the Issuer are presented (therefore, 4 times a year). In addition, in 2015, the Fiscal Council met two more times with the Executive Board to discuss specific matters.

d)	In 2015, as part of the Integrity and Ethics Program of Itaú Unibanco, we developed the following training courses:

Training	Audience	Frequency	Adherence	Proposal for 2016
Ethics e-learning course	Up to managers	Since the launch of the current version of the Code of Ethics	72%	Implementation of the new e-learning course

Prevention of corruption e-learning course	Up to officers	Biannual	84% Central Adm.	Continues in 2016

			61% Brach Network

			88% IBBA

Prevention of corruption face-to-face training	Up to superintendents of the areas more sensitive to corruption risk	Biannual	81%	Continues in 2016 (refresher course for the trained areas and call of new areas)

Ethics workshop	Managers and coordinators	Specific dates	100%	Continues in 2016 for new managers and coordinators

Executive seminars	Superintendents and officers	Annual	68%	New cycle in 2016

Adherence to the Code of Ethics (#) preceded by a quiz to evaluate the knowledge about the Code of Ethics.	Up to officers	Annual	92%	Replaced by an unified term that comprises ethics and other topics related to corporate integrity

e)	In 2015, the Ombudsman received 921 reports related to interpersonal conflicts and conflicts of interest in the work environment involving the organization’s employees.

For all situations addressed, when misaligned behaviors were identified, guidance and disciplinary measures were applied based on Itaú Unibanco’s polices that are available to all employees.

f)	Supporting Documentation for the Meetings of the Board of Directors:

The member of the Board receive, whenever possible, at least five (5) days before the meeting, the supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and prepare for productive cooperation in the debates.

g)	Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.